Cboe

June 30, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

Enclosed please find an amendment of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M & N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 06/30/25

Enclosures

**** Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.***

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/30/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

25000241

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe C2 Exchange, Inc. (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/30/25 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: Laura Dickman [signature executed at 3:00pm on 06/30/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Attachment

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsidiary or affiliate of the Exchange (as of 12/31/24)

Summary of changes made to Exhibit I:

- Updated audited financial statements (as of 12/31/24)

Summary of changes made to Exhibit K:

- No changes since previous submission

Summary of changes made to Exhibit M:

- No change since previous submission

Summary of changes made to Exhibit N:

- Updated data as of 06/04/25

<u>Exhibit D</u>

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. Financial statements of each subsidiary and affiliate

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe BZX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.
Consolidating Balance Sheet
As of December 31, 2024
(unaudited)

	Total	BETF Cboe ETF.com, Inc.	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited
Current assets:											
Cash and cash equivalents	920,319,157	-	-	19,947,243	59,759	11,099,929	2,260,931	118,365	10,386,484	71,114,220	23,432,039
Financial investments	110,278,436	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	444,551,024	-	8,537	48,738,297	62	59,739,814	10,839,367	36,578	37,251,654	101,720,125	88,381,079
Margin deposits, clearing funds, and interoperability funds	845,450,597	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	73,815,375	-	-	-	-	-	-	-	-	-	43,055
Other current assets	84,599,593	-	-	-	-	417,047	11,290	-	189,314	2,728,616	787,477
Total current assets	**2,479,014,183**	**-**	**8,537**	**68,685,540**	**59,821**	**71,256,789**	**13,111,588**	**154,943**	**47,827,452**	**175,562,961**	**112,643,650**
Investments	383,710,296	-	-	197,492	-	13,141,230	-	-	-	41,320,313	1,198,998,432
Land	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	118,041,906	(1,826)	-	-	-	484	69,931	-	-	8,772,874	53,277
Property held for sale	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	124,528,172	-	-	-	-	1,290,068	143,768	-	-	8,528,984	4,067,376
Goodwill	3,124,176,237	-	-	-	-	100,053,364	-	-	-	264,613,565	-
Intangible assets, net	1,376,918,905	-	-	-	-	117,051,978	-	-	-	253,221,021	-
Other assets, net	182,666,088	1,826	-	-	2,059	11,866	924,708	-	-	607,581	(15,258,288)
Total assets	**7,789,055,787**	**-**	**8,537**	**68,883,032**	**61,880**	**302,805,779**	**14,249,995**	**154,943**	**47,827,452**	**752,627,299**	**1,300,504,447**
Current liabilities:											
Accounts payable and accrued liabilities	359,681,645	-	576,183	49,388,653	9,926	54,041,108	10,849,183	27,507	34,579,557	95,935,973	94,237,647
Section 31 fees payable	181,972,232	-	-	-	-	-	-	-	-	-	-
Deferred revenue	6,403,726	-	-	-	-	-	-	-	-	1	-
Margin deposits, clearing funds, and interoperability funds	845,507,530	-	-	-	-	-	-	-	-	-	-
Income taxes payable	1,558,024	-	-	-	-	0	(11,428)	8,317	-	172,404	(0)
Total current liabilities	**1,395,123,157**	**-**	**576,183**	**49,388,653**	**9,926**	**54,041,109**	**10,837,756**	**35,824**	**34,579,557**	**96,108,378**	**94,237,647**
Long-term debt	1,441,034,953	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	304,969,999	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	186,822,217	-	-	-	-	5,960,326	-	-	-	63,267,482	8,865
Non-current operating lease liabilities	138,355,153	-	-	-	-	771,758	99,283	-	-	6,699,529	2,248,157
Other non-current liabilities	43,104,273	-	-	-	(316)	-	0	-	-	402,083	1,363,299
Total liabilities	**3,509,409,753**	**-**	**576,183**	**49,388,653**	**9,610**	**60,773,193**	**10,937,039**	**35,824**	**34,579,557**	**166,477,472**	**97,857,968**
Stockholders' equity:											
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	1,042,732	-	-	-	-	-	-	-	-	15	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	(1,408,428)	-	-	-	-	-	-	-	-	0	-
Additional paid-in capital	1,512,523,866	-	-	34,226	65,039	278,052,503	2,825,376	121,560	28,148,677	749,106,587	951,908,696
Retained earnings	2,815,925,906	-	(567,646)	19,460,154	(13,548)	(36,019,917)	1,831,177	5,281	(14,900,782)	(120,033,567)	131,999,863
Accumulated other comprehensive loss, net	(48,438,041)	-	-	-	778	-	(1,343,596)	(7,721)	-	(42,923,208)	118,737,920
Total stockholders' equity	**4,279,646,034**	**-**	**(567,646)**	**19,494,379**	**52,270**	**242,032,587**	**3,312,956**	**119,120**	**13,247,895**	**586,149,827**	**1,202,646,479**
Total liabilities and equity	**7,789,055,787**	**-**	**8,537**	**68,883,032**	**61,880**	**302,805,779**	**14,249,995**	**154,943**	**47,827,452**	**752,627,299**	**1,300,504,447**

	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECANINC Cboe Canada Inc.	CBOECLEARDIG Cboe Clear Digital LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC
Current assets:											
Cash and cash equivalents	-	-	-	-	-	36,485,048	56,196,815	-	16,535,836	13,744	11,280,587
Financial investments	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	417,139,956	2,593,554,395	4,681,663	2,986,036,003	613,183,498	13,209,437	46,243	-	297,624	144,235	834,505,071
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	4,487,735	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	-
Other current assets	4,411,189	8,574,840	-	5,113,492	3,376,284	518,179	36,497	-	197,182	-	63,333
Total current assets	**421,551,145**	**2,602,129,234**	**4,681,663**	**2,991,149,496**	**616,559,782**	**50,212,663**	**60,767,290**	**-**	**17,030,642**	**157,979**	**845,848,991**
Investments	-	-	321,183,159	333,333	-	86,767,330	-	57,651,327	57,651,327	82,527,774	-
Land	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	0	-	(218)	(313,342)	(1,338,888)	-	-	37,510	-	86,867
Property held for sale	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	-	-	-	2,177,551	-	-	-	-	-
Goodwill	-	-	-	-	-	32,238,362	-	-	-	-	-
Intangible assets, net	-	-	-	59,991	-	66,187,544	-	-	-	-	-
Other assets, net	13,484,142	29,874,054	-	17,978,415	12,862,067	4,310,614	-	-	-	-	(86,867)
Total assets	**435,035,287**	**2,632,003,288**	**325,864,822**	**3,009,521,017**	**629,108,507**	**240,555,177**	**60,767,290**	**57,651,327**	**74,719,479**	**82,685,753**	**845,848,991**
Current liabilities:											
Accounts payable and accrued liabilities	321,968,434	2,382,929,514	256,585,993	1,958,856,658	529,153,409	14,754,440	1,056,456	-	2,098,962	154,864	446,184,826
Section 31 fees payable	8,690,352	67,893,895	-	22,617,256	2,568,465	-	-	-	-	-	-
Deferred revenue	255,000	305,000	-	2,427,917	191,990	422,158	-	-	-	-	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	4,071,519	-	-	-	-
Income taxes payable	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	**330,913,786**	**2,451,128,409**	**256,585,993**	**1,983,901,831**	**531,913,863**	**15,176,598**	**5,127,975**	**-**	**2,098,962**	**154,864**	**446,184,826**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	15,804,583	37,069,980	-	148,567,000	9,183,665	-	-	-	-	-	-
Deferred income taxes	(3,776,806)	(8,982,991)	18,803,345	(32,517,677)	(2,540,605)	6,576,621	-	-	-	-	-
Non-current operating lease liabilities	-	-	-	-	-	1,712,412	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	(194,480)	-	-	-	-	-
Total liabilities	**342,941,563**	**2,479,215,398**	**275,389,338**	**2,099,951,154**	**538,556,923**	**23,271,150**	**5,127,975**	**-**	**2,098,962**	**154,864**	**446,184,826**
Stockholders' equity:											
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	1	1	-	10	10	(995,562)	-	-	-	-	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	(135,058,007)	(397,876,383)	-	(468,834,199)	44,999,990	253,933,409	63,783,749	63,783,749	128,829,962	225,277,855	(100,000,000)
Retained earnings	227,151,730	550,664,272	50,475,484	1,378,406,073	45,551,584	(17,297,640)	(8,144,434)	(6,132,422)	(56,209,444)	(142,746,966)	499,664,165
Accumulated other comprehensive loss, net	-	-	-	(2,020)	-	(18,356,180)	-	-	-	-	-
Total stockholders' equity	**92,093,724**	**152,787,890**	**50,475,484**	**909,569,864**	**90,551,584**	**217,284,026**	**55,639,315**	**57,651,327**	**72,620,518**	**82,530,889**	**399,664,165**
Total liabilities and equity	**435,035,287**	**2,632,003,288**	**325,864,822**	**3,009,521,017**	**629,108,507**	**240,555,176**	**60,767,290**	**57,651,327**	**74,719,479**	**82,685,753**	**845,848,991**

	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation
Current assets:														
Cash and cash equivalents	459,256,987	-	-	9,874,626	2,910,339	98,120,616	-	12,745,246	1,219,489	4,368,561	-	-	163,897	56,328
Financial investments	109,793,684	-	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	8,864,415,051	-	745,292,617	7,342,107	24,078,234	10,639,479	110,744,129	91,453,596	6,166,697	2,872,267	112,897,246	0	7,514,761	16,935,740
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	843,909,862	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	72,299,706	-	-	205,669	598,589	159,924	-	-	-	-	-	-	-	-
Other current assets	34,546,243	-	-	284,530	-	5,808,974	-	74,483	138,960	15,226	4,167	0	158,305	-
Total current assets	**9,540,311,671**	**-**	**745,292,617**	**17,706,932**	**27,587,161**	**958,638,854**	**110,744,129**	**104,273,325**	**7,525,146**	**7,256,055**	**112,901,413**	**0**	**7,836,964**	**16,992,068**
Investments	4,516,970,980	264,805,677	1,725,338,196	-	186,731,083	-	64,022,257	-	-	-	-	-	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	95,067,477	-	(138,132)	859,019	14,435	4,213,205	-	82,863	(119,969)	-	-	-	569,302	(0)
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	79,614,912	979,474	-	6,856,593	-	-	-	-	-	-	787,743	-
Goodwill	-	-	2,286,704,394	-	118,912,828	-	-	-	-	-	-	-	-	-
Intangible assets, net	-	-	854,464,290	-	-	26,945,170	-	-	599,843	-	-	-	1,220,055	-
Other assets, net	21,782,382	-	2,142,448	5,540	7,393	19,826,210	-	93,568	-	-	-	-	18,146	6,215,800
Total assets	**14,174,132,509**	**264,805,677**	**5,693,418,724**	**19,550,965**	**333,252,900**	**1,016,480,031**	**174,766,386**	**104,449,757**	**8,005,021**	**7,256,055**	**112,901,413**	**0**	**10,432,209**	**23,207,868**
Current liabilities:														
Accounts payable and accrued liabilities	10,701,339,282	-	633,674,340	12,256,738	23,246,553	23,393,756	95,786,770	88,080,522	9,201,092	2,795,869	38,152,215	(0)	7,203,059	26,272,927
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	-	-	500	-	-	-	-	3,069	149,037	-	406,988	-	-	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	841,436,010	-	-	-	-	-	-	-	-
Income taxes payable	1	-	-	0	(0)	(0)	-	936,250	-	-	-	-	368,247	-
Total current liabilities	**10,701,339,282**	**-**	**633,674,840**	**12,256,739**	**23,246,553**	**864,829,767**	**95,786,770**	**89,019,842**	**9,350,129**	**2,795,869**	**38,559,203**	**(0)**	**7,571,306**	**26,272,927**
Long-term debt	1,441,034,953	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	37,992,221	-	60	-	-	-	-	-	-	-	-	-	-	158,222
Deferred income taxes	(5,314,443)	-	208,679,412	23,019	-	2,795,480	(113,805,964)	-	-	-	1,050	-	-	159,927
Non-current operating lease liabilities	-	-	98,515,881	775,676	-	6,806,454	-	-	-	-	-	-	646,028	-
Other non-current liabilities	41,124,478	-	-	0	0	(27,764)	-	(273,331)	167,312	-	-	-	-	-
Total liabilities	**12,216,176,491**	**-**	**940,870,193**	**13,055,434**	**23,246,553**	**874,403,937**	**(18,019,194)**	**88,746,510**	**9,517,440**	**2,795,869**	**38,560,253**	**(0)**	**8,217,334**	**26,591,076**
Stockholders' equity:														
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	1,042,732	-	968,551	-	-	-	-	132	132	-	-	-	132	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	391,572	-	-	(0)	-	-	-	-	-	-	-	-	(6,197)	-
Additional paid-in capital	3,237,088,038	264,805,677	4,959,260,195	3,102,981	433,255,937	66,889,790	681,205,457	8,353,030	65,883	13,642,831	1,929,679	2,060	1,249,481	61,419,915
Retained earnings	(1,365,348,000)	-	(326,418,134)	3,675,033	14,373,804	5,916,162	(488,419,878)	12,207,413	(1,961,186)	(9,182,646)	72,411,481	1,498	1,316,781	(64,803,124)
Accumulated other comprehensive loss, net	84,781,677	-	118,737,919	(282,483)	(137,623,393)	69,270,141	-	(4,857,328)	382,752	-	-	(3,558)	(345,322)	-
Total stockholders' equity	**1,957,956,019**	**264,805,677**	**4,752,548,531**	**6,495,531**	**310,006,348**	**142,076,093**	**192,785,580**	**15,703,247**	**(1,512,420)**	**4,460,186**	**74,341,160**	**0**	**2,214,875**	**(3,383,208)**
Total liabilities and equity	**14,174,132,509**	**264,805,677**	**5,693,418,724**	**19,550,966**	**333,252,900**	**1,016,480,030**	**174,766,386**	**104,449,757**	**8,005,021**	**7,256,055**	**112,901,413**	**0**	**10,432,209**	**23,207,868**

	CSC Cboe Services Company	CSG Cboe Switzerland GmbH	CXA Cboe Australia Pty Ltd	CXAPH Cboe Asia Pacific Holdings Ltd.	CXAPTY Cboe Australia Services Pty. Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Cboe Japan Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.
Current assets:												
Cash and cash equivalents	-	-	13,512,348	3,345,557	6,123,115	413,981	216,363	1,458,518	11,841,116	-	-	-
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	185,376,871	-	1,673,574	2,209,181	3,987,328	819,737	0	1,015,981	2,049,242	0	547,772,389	2,021,004,397
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	507,424	-	-	-	1,010	-	-	-
Other current assets	14,269	-	412,674	76,772	9,019	583	-	12,720	437,391	(0)	4,420,141	8,325,145
Total current assets	**185,391,140**	**-**	**15,598,596**	**5,631,510**	**10,626,887**	**1,234,302**	**216,363**	**2,487,220**	**14,328,758**	**0**	**552,192,530**	**2,029,329,541**
Investments	1,987,840,818	-	-	(3,074,903)	-	-	-	-	-	(153,882,010)	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	4,433,711	-	27,631	-	-	203,103	5,339,600	-	-	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	8,576,365	-	8,493,386	-	-	-	-	415,893	2,368,298	-	-	-
Goodwill	-	-	-	136,981,242	-	-	-	-	-	-	-	-
Intangible assets, net	-	-	28,623,868	-	-	-	-	-	17,688,883	-	-	-
Other assets, net	-	-	78,434	61,808	904,617	-	-	111,165	3,051,475	-	14,158,726	30,719,520
Total assets	**2,181,808,323**	**-**	**57,227,995**	**139,599,657**	**11,559,135**	**1,234,302**	**216,363**	**3,217,382**	**42,777,015**	**(153,882,010)**	**566,351,257**	**2,060,049,061**
Current liabilities:												
Accounts payable and accrued liabilities	407,753,179	5,000	8,155,239	5,163,913	3,680,664	843,437	43,342	672,646	4,392,681	0	472,936,013	1,912,672,419
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	8,120,938	71,126,809
Deferred revenue	-	-	-	-	-	-	-	-	-	-	252,500	290,000
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	-	-	9,079	-	(17,948)	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	**407,753,179**	**5,000**	**8,155,239**	**5,163,913**	**3,680,664**	**852,516**	**43,342**	**654,698**	**4,392,681**	**0**	**481,309,450**	**1,984,089,227**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	9,374	-	-	-	-	-	-	-	-	-	14,948,002	17,557,443
Deferred income taxes	19,810,010	-	8,815,107	-	-	-	-	-	4,061,629	-	(3,604,394)	(4,218,854)
Non-current operating lease liabilities	11,052,295	-	7,184,764	-	-	-	-	337,378	1,465,062	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	215,584	-	-	-	-	-	329,489	-	-	-
Total liabilities	**438,624,858**	**5,000**	**24,370,693**	**5,163,913**	**3,680,664**	**852,516**	**43,342**	**992,075**	**10,248,861**	**0**	**492,653,058**	**1,997,427,816**
Stockholders' equity:												
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	1	-	-	-	-	337,281	-	-	-	-	-	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	(35,265,933)	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	2,040,609,915	(5,000)	51,534,183	154,859,291	55,130	211,248	175,464	176,532	41,698,332	(122,007,768)	(133,858,930)	(148,479,322)
Retained earnings	(380,898,438)	-	(3,097,330)	(24,871,630)	(1,177,393)	(143,399)	1,091	2,048,775	(16,358,632)	(31,874,242)	207,557,129	211,100,567
Accumulated other comprehensive loss, net	118,737,921	-	(15,579,551)	4,448,083	9,000,734	(23,346)	(3,534)	-	7,188,454	-	-	-
Total stockholders' equity	**1,743,183,465**	**(5,000)**	**32,857,302**	**134,435,744**	**7,878,471**	**381,785**	**173,021**	**2,225,306**	**32,528,154**	**(153,882,010)**	**73,698,199**	**62,621,245**
Total liabilities and equity	**2,181,808,323**	**-**	**57,227,995**	**139,599,657**	**11,559,135**	**1,234,302**	**216,363**	**3,217,382**	**42,777,014**	**(153,882,010)**	**566,351,257**	**2,060,049,061**

	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC
Current assets:												
Cash and cash equivalents	-	0	-	5,205,418	1,825,062	(0)	-	-	-	-	-	-
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	19,815,256	(0)	(0)	4,876,377	10,739,407	(0)	303,213,959	-	7,982	-	115,094,531	88,371
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	0	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	-	0	102,899	12,648	-	161,087	-	-	-	267,839	-
Total current assets	**19,815,256**	**-**	**0**	**10,184,694**	**12,577,117**	**(0)**	**303,375,046**	**-**	**7,982**	**-**	**115,362,371**	**88,371**
Investments	-	-	-	-	-	-	-	(105,248,235)	-	-	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	86,164	-	-	180,168	-	-	-	(38,981)	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	-	109,354	-	-	-	-	-	-	-	-
Goodwill	41,617,442	-	-	-	-	-	-	-	-	-	31,018,568	-
Intangible assets, net	6,609,846	-	-	-	976,543	-	-	-	-	-	4,220,725	-
Other assets, net	-	-	-	91,740	-	-	(180,168)	-	-	-	323,829	-
Total assets	**68,042,544**	**-**	**-**	**10,471,952**	**13,553,660**	**(0)**	**303,375,046**	**(105,248,235)**	**7,982**	**-**	**150,886,511**	**88,371**
Current liabilities:												
Accounts payable and accrued liabilities	25,264,130	-	0	8,798,456	4,203,459	-	59,056,760	-	-	-	73,184,617	3,417,237
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	-	-	-	-	-	-	-	-	-	-	1,699,566	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	0	-	(0)	93,101	-	-	-	-	-	-	(0)	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	**25,264,130**	**-**	**-**	**8,891,558**	**4,203,459**	**-**	**59,056,760**	**-**	**-**	**-**	**74,884,183**	**3,417,237**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	-	-	-	-	-	-	-	-	475,296
Deferred income taxes	2,397,866	-	-	18,383	-	-	-	-	-	-	2,306,133	(107,556)
Non-current operating lease liabilities	-	-	-	(0)	-	-	-	-	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	**27,661,996**	**-**	**-**	**8,909,941**	**4,203,459**	**-**	**59,056,760**	**-**	**-**	**-**	**77,190,316**	**3,784,977**
Stockholders' equity:												
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	52,067,343	0	-	693,327	6,363,930	-	(94,681,787)	(90,279,425)	7,982	-	1,768,341	(33,721,917)
Retained earnings	(11,686,795)	0	-	1,005,220	2,986,271	-	339,000,074	(14,968,810)	-	-	71,927,854	30,025,311
Accumulated other comprehensive loss, net	-	(0)	-	(136,536)	-	(0)	-	-	-	-	-	-
Total stockholders' equity	**40,380,548**	**-**	**-**	**1,562,011**	**9,350,201**	**(0)**	**244,318,287**	**(105,248,235)**	**7,982**	**-**	**73,696,195**	**(3,696,606)**
Total liabilities and equity	**68,042,544**	**-**	**-**	**10,471,952**	**13,553,660**	**(0)**	**303,375,046**	**(105,248,235)**	**7,982**	**-**	**150,886,511**	**88,371**

	MHPL Middlebury Holdings Pty Ltd	MNGU MatchNow GP ULC	NEOI Aequitas Innovations Inc.	NEON NEO Connect Inc.	NEOV Aequitas EVO Connect Inc.	NEOX Neo Exchange Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Current assets:													
Cash and cash equivalents	-	-	-	633,632	-	0	965,838	-	-	27,131,120	-	-	-
Financial investments	-	-	-	-	-	-	-	-	-	484,753	-	-	-
Accounts receivable, net of $6.6 allowance for credit losses at December 31, 2024	4,587,632	-	-	199,713	-	0	5,539,945	12,442,342	4,042,792	560,013,816	0	14,063,335	(21,185,948,697)
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	(2,947,000)
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	-	-	-	-	0	15,258,288	8,777	-	-	(0)	-	(12,376,288)
Total current assets	**4,587,632**	**-**	**-**	**833,345**	**-**	**0**	**21,764,071**	**12,451,119**	**4,042,792**	**587,629,688**	**0**	**14,063,335**	**(21,201,271,985)**
Investments	2,773,966	-	(0)	214,334	-	-	1,899,309,977	-	24,417,538	-	-	2,928,217	(11,889,209,316)
Land	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	(104,361)	-	-	-	-	-	-	-	-	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	-	-	-	-	-	118,407	-	-	-	-	-
Goodwill	-	-	-	-	-	-	105,336,844	6,680,000	-	19,628	0	-	-
Intangible assets, net	-	-	-	-	-	-	-	448,990	-	-	-	-	(1,399,843)
Other assets, net	2,378,630	-	-	104,361	-	-	-	-	-	-	-	-	16,058,288
Total assets	**9,740,228**	**-**	**(0)**	**1,047,679**	**-**	**0**	**2,026,410,892**	**19,698,516**	**28,460,329**	**587,649,316**	**0**	**16,991,552**	**(33,075,822,856)**
Current liabilities:													
Accounts payable and accrued liabilities	5,377,396	-	(0)	92,490	-	0	39,236,814	17,149,107	13,149,643	564,678,703	(0)	1,204,132	(21,186,242,250)
Section 31 fees payable	-	-	-	-	-	-	-	-	-	954,518	-	-	-
Deferred revenue	-	-	-	-	-	0	-	-	-	-	-	-	-
Margin deposits, clearing funds, and interoperability funds	-	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	0	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	**5,377,396**	**-**	**(0)**	**92,490**	**-**	**0**	**39,236,814**	**17,149,107**	**13,149,643**	**565,633,221**	**(0)**	**1,204,132**	**(21,186,242,250)**
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	-	-	-	19,494,136	-	-	3,710,017	-	-	-
Deferred income taxes	-	-	-	-	-	0	19,602,696	(765,533)	-	(830,310)	-	-	-
Non-current operating lease liabilities	-	-	-	-	-	-	-	40,478	-	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	(2,080)	-	-	-	-	-	-	-	-	-
Total liabilities	**5,377,396**	**-**	**(0)**	**90,409**	**-**	**0**	**78,333,646**	**16,424,052**	**13,149,643**	**568,512,928**	**(0)**	**1,204,132**	**(21,186,242,250)**
Stockholders' equity:													
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 104,693,373 and 105,556,817 shares issued and outstanding, respectively at December 31, 2024	-	-	(330,691)	-	-	-	2	-	-	1	-	52,635	(32,651)
Common stock in treasury, at cost, 6,895 shares at December 31, 2024	-	-	-	-	-	-	-	-	-	-	-	-	33,472,130
Additional paid-in capital	10,518,072	28,517	33,418,162	1,165,570	8,077	24,827,494	1,660,930,991	5,451,303	25,296,300	6,968,161	26,066,509	29,839,256	(13,460,375,644)
Retained earnings	(7,591,915)	-	(385,540)	186,897	4,125	(1,637,397)	168,408,333	(2,176,839)	(9,985,615)	12,168,227	(2,033,836)	(14,104,472)	1,937,454,953
Accumulated other comprehensive loss, net	1,436,675	(28,517)	(32,701,931)	(395,197)	(12,203)	(23,190,097)	118,737,920	-	-	-	(24,032,673)	-	(400,099,394)
Total stockholders' equity	**4,362,832**	**-**	**(0)**	**957,270**	**-**	**0**	**1,948,077,246**	**3,274,464**	**15,310,686**	**19,136,389**	**0**	**15,787,420**	**(11,889,580,606)**
Total liabilities and equity	**9,740,228**	**-**	**(0)**	**1,047,679**	**-**	**0**	**2,026,410,892**	**19,698,516**	**28,460,329**	**587,649,316**	**0**	**16,991,552**	**(33,075,822,856)**

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2024
(unaudited)

Revenues:	Total	BETF Cboe ETF.com. Inc.	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited
Transaction and clearing fees	2,904,668,109	-	-	8,995,873	-	492,377	-	-	31,101,095	29,084,579	-
Access and capacity fees	369,802,851	-	-	403,780	-	51,617	-	-	220,670	19,491,468	-
Market data fees	294,851,662	-	-	-	-	-	-	-	117,749	6,280,195	-
Regulatory fees	426,163,887	-	-	-	-	-	-	-	226,577	-	-
Other revenue	98,989,505	-	-	730,921	-	226,974	5,322,336	171,412	0	65,218,421	-
Total revenue	**4,094,476,015**	**-**	**-**	**10,130,574**	**-**	**770,968**	**5,322,336**	**171,412**	**31,666,090**	**120,074,663**	**-**
Cost of revenues:											
Liquidity payments	1,329,137,946	-	-	-	-	-	-	-	-	6,501,184	-
Routing and clearing	68,254,401	-	-	573,351	-	-	-	-	4,750,475	507,943	-
Section 31 fees	391,379,372	-	-	-	-	-	-	-	243,002	-	-
Royalty fees and other cost of revenues	233,288,352	-	-	-	-	-	-	-	-	-	-
Total cost of revenues	**2,022,060,072**	**-**	**-**	**573,351**	**-**	**-**	**-**	**-**	**4,993,477**	**7,009,127**	**-**
Revenues less cost of revenues	**2,072,415,943**	**-**	**-**	**9,557,222**	**-**	**770,968**	**5,322,336**	**171,412**	**26,672,614**	**113,065,536**	**-**
Operating expenses:											
Compensation and benefits	462,393,601	-	129,639	6,511,685	-	849,625	3,555,948	-	10,122,895	31,051,803	-
Depreciation and amortization	133,017,756	-	-	143,769	-	9,852,618	6,684	-	220,003	17,131,977	14,141
Technology support services	102,819,039	-	-	1,187,111	-	230,003	102,268	-	3,715,097	9,909,387	-
Professional fees and outside services	94,785,582	-	-	1,407,749	9,342	284,857	1,025,998	130,461	4,594,007	1,962,618	123,713
Travel and promotional expenses	45,788,365	-	-	234,517	-	25,723	38,747	-	370,206	1,230,971	-
Facilities costs	24,567,790	-	-	222,094	-	24,243	88,809	-	345,458	1,776,630	370,674
Acquisition-related costs	1,322,176	-	-	-	-	9,172	9,190	-	-	-	-
Impairment of intangible assets	80,951,703	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	28,344,499	-	-	(8,299,254)	10	(2,992,652)	49,544	576	11,591,002	1,917,183	3,045,640
Total operating expenses	**973,990,510**	**-**	**129,639**	**1,407,670**	**9,352**	**8,283,588**	**4,877,188**	**131,037**	**30,958,669**	**64,980,569**	**3,554,169**
Operating income (loss)	**1,098,425,433**	**-**	**(129,639)**	**8,149,552**	**(9,352)**	**(7,512,620)**	**445,149**	**40,375**	**(4,286,055)**	**48,084,966**	**(3,554,169)**
Non-operating (expenses) income:											
Interest expense	(51,566,063)	-	-	-	-	(13,142)	-	-	-	(52,915)	(230,267)
Interest income	27,338,499	-	-	284,833	2,010	197,751	-	-	185,738	2,843,640	437,468
Earnings in investments	29,024,429	-	-	-	-	-	-	-	-	-	213,222
Other (expense) income, net	(19,485,245)	-	-	(29,226)	-	(13,110)	(894)	-	-	(301,011)	(18,111,276)
Total non-operating (expenses) income	**(14,688,379)**	**-**	**-**	**255,607**	**2,010**	**184,641**	**(894)**	**-**	**185,738**	**2,542,629**	**(17,460,586)**
Income (loss) before income tax provision (benefit):	**1,083,737,054**	**-**	**(129,639)**	**8,405,159**	**(7,342)**	**(7,341,121)**	**444,255**	**40,375**	**(4,100,317)**	**50,574,680**	**(21,245,022)**
Income tax provision (benefit)	318,900,821	-	-	1,511,911	(2,101)	(2,685,923)	112,883	18,129	-	12,297,918	32,124
Net income (loss)	**764,836,233**	**-**	**(129,639)**	**6,893,248**	**(5,241)**	**(4,655,198)**	**331,372**	**22,246**	**(4,100,317)**	**38,276,762**	**(21,277,146)**

Revenues:	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECLEARDIG Cboe Clear Digital LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC
Transaction and clearing fees	39,764,692	597,241,587	-	988,101,159	163,502,004	26,981,689	59,177	-	551,760	(925,616)	109,219,233	-	-
Access and capacity fees	26,916,027	56,092,959	-	106,705,161	29,853,030	2,660,387	6,667	-	60,000	-	22,418,236	-	-
Market data fees	9,735,992	50,818,412	-	25,976,408	3,558,069	12,613,978	-	-	-	-	9,215,201	1,368	-
Regulatory fees	18,173,587	152,577,081	-	74,233,790	8,177,438	-	-	-	-	-	215,000	-	-
Other revenue	-	3,751,618	-	2,721,021	-	3,373,786	151,840	-	-	-	-	6,847,759	-
Total revenue	**94,590,299**	**860,481,657**	**-**	**1,197,737,539**	**205,090,541**	**45,629,839**	**217,684**	**-**	**611,760**	**(925,616)**	**141,067,671**	**6,849,127**	**-**
Cost of revenues:													
Liquidity payments	21,265,700	539,383,193	-	7,782,301	117,495,562	15,930,862	565,677	-	1,246,566	-	3,391,041	-	-
Routing and clearing	-	-	-	1,761,635	-	5,353	-	-	-	-	-	-	-
Section 31 fees	17,776,118	150,942,211	-	46,274,895	5,604,288	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	361,623	-	162,493,020	1,568,281	166,368	133,295	-	-	-	4,167,293	-	-
Total cost of revenues	**39,041,818**	**690,687,026**	**-**	**218,311,850**	**124,668,130**	**16,102,583**	**698,973**	**-**	**1,246,566**	**-**	**7,558,334**	**-**	**-**
Revenues less cost of revenues	**55,548,481**	**169,794,630**	**-**	**979,425,689**	**80,422,411**	**29,527,256**	**(481,289)**	**-**	**(634,806)**	**(925,616)**	**133,509,337**	**6,849,127**	**-**
Operating expenses:													
Compensation and benefits	3,940,931	39,477,221	-	95,052,100	14,753,225	10,552,170	3,340,784	-	12,627,101	-	22,085,762	3,529,354	-
Depreciation and amortization	367,214	3,703,417	-	9,699,192	1,390,697	11,561,074	-	-	122,389	2,333,333	2,297,969	4,497,183	-
Technology support services	948,404	8,195,008	-	18,092,681	2,824,857	4,295,482	482,389	-	2,456,193	-	3,249,688	3,359,899	-
Professional fees and outside services	1,915,972	11,118,035	-	37,866,383	5,539,565	2,029,725	299,725	-	2,385,904	-	2,550,999	15,927,169	-
Travel and promotional expenses	442,660	3,910,985	-	19,817,233	1,233,298	1,125,198	27,060	-	346,982	-	2,480,814	752,414	-
Facilities costs	205,795	2,211,643	-	5,952,924	988,087	599,388	2,000	-	26,134	-	965,773	505,307	-
Acquisition-related costs	-	-	-	-	-	315,894	23,672	-	9,511	-	-	442,071	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	81,000,000	-	162,348	-
Other expenses (income)	221,222	1,993,462	-	9,291,048	749,173	1,356,731	616,688	-	190,770	2,228	955,021	508,146	-
Total operating expenses	**8,042,199**	**70,609,771**	**-**	**195,771,560**	**27,478,901**	**31,835,662**	**4,792,319**	**-**	**18,164,984**	**83,335,561**	**34,586,027**	**29,683,891**	**-**
Operating income (loss)	**47,506,282**	**99,184,859**	**-**	**783,654,129**	**52,943,511**	**(2,308,406)**	**(5,273,608)**	**-**	**(18,799,790)**	**(84,261,177)**	**98,923,310**	**(22,834,764)**	**-**
Non-operating (expenses) income:													
Interest expense	-	-	-	-	-	-	-	-	-	-	-	(43,741,265)	-
Interest income	-	50,529	-	-	50,189	1,279,840	2,870,808	-	867,711	3,689	33,120	15,961,356	-
Earnings in investments	-	-	26,597,006	-	-	-	-	-	-	-	-	2,214,201	-
Other (expense) income, net	-	-	-	(179,607)	-	733,770	150,555	-	(24,693)	1,359,071	-	2,416,830	-
Total non-operating (expenses) income	**-**	**50,529**	**26,597,006**	**(179,607)**	**50,189**	**2,013,610**	**3,021,363**	**-**	**843,017**	**1,362,760**	**33,120**	**20,592,387**	**-**
Income (loss) before income tax provision (benefit):	**47,506,282**	**99,235,388**	**26,597,006**	**783,474,522**	**52,993,700**	**(294,796)**	**(2,252,244)**	**-**	**(17,956,773)**	**(82,898,417)**	**98,956,430**	**(45,983,642)**	**-**
Income tax provision (benefit)	12,895,257	31,389,865	6,780,422	221,540,447	15,577,197	(945,048)	-	-	-	-	-	13,572,163	-
Net income (loss)	**34,611,025**	**67,845,523**	**19,816,584**	**561,934,075**	**37,416,503**	**650,252**	**(2,252,244)**	**-**	**(17,956,773)**	**(82,898,417)**	**98,956,430**	**(59,555,805)**	**-**

Revenues:	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company
Transaction and clearing fees	-	-	-	46,437,387	-	70,811,741	-	197,112	-	-	-	-
Access and capacity fees	(750)	-	-	3,223,504	-	8,596,191	-	-	13,250	-	-	-
Market data fees	(10,639)	-	-	-	-	13,451,775	424,394	-	47,809,318	-	1,254,735	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	19,989,465	2,072,620	70,752,178	-	10,378,551	1,081,865	-	-	-	3,431,696	79,781
Total revenue	**(11,389)**	**19,989,465**	**2,072,620**	**120,413,069**	**-**	**103,238,258**	**1,506,259**	**197,112**	**47,822,568**	**-**	**4,686,431**	**79,781**
Cost of revenues:												
Liquidity payments	-	-	-	-	-	26,009,876	-	-	-	-	-	-
Routing and clearing	-	-	-	15,984,963	-	925,770	-	231,072	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	53,952,322	-	-	-	-	10,885,891	-	-	-
Total cost of revenues	**-**	**-**	**-**	**69,937,285**	**-**	**26,935,647**	**-**	**231,072**	**10,885,891**	**-**	**-**	**-**
Revenues less cost of revenues	**(11,389)**	**19,989,465**	**2,072,620**	**50,475,784**	**-**	**76,302,611**	**1,506,259**	**(33,960)**	**36,936,678**	**-**	**4,686,431**	**79,781**
Operating expenses:												
Compensation and benefits	-	14,353,915	1,951,915	22,064,091	798,376	8,364,394	-	1,344,004	868,126	-	1,258,426	-
Depreciation and amortization	48,553,810	687,979	6,324	5,235,082	314,312	41,781	203	120,356	-	-	236,525	-
Technology support services	-	1,021,507	10,147	10,004,193	408,655	783,432	445,610	209,091	108,895	-	1,494,654	-
Professional fees and outside services	-	704,484	7,375	16,794,951	125,868	60,118,416	1,094,328	423,987	502,847	793	38,675	400,065
Travel and promotional expenses	-	454,170	-	758,834	25,750	698,406	2	43,819	27,463	-	25,553	-
Facilities costs	-	652,933	-	1,455,067	161,957	440,024	-	39,295	-	-	132,372	(42,539)
Acquisition-related costs	-	-	97,884	-	90,480	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	-	153,469	(976,781)	992,126	59,391	522,402	10,464	38,583	-	420	8,761	2,505
Total operating expenses	**48,553,810**	**18,028,458**	**1,096,865**	**57,304,344**	**1,984,788**	**70,968,854**	**1,550,606**	**2,219,136**	**1,507,330**	**1,213**	**3,194,965**	**360,031**
Operating income (loss)	**(48,565,198)**	**1,961,008**	**975,756**	**(6,828,560)**	**(1,984,788)**	**5,333,758**	**(44,347)**	**(2,253,096)**	**35,429,347**	**(1,213)**	**1,491,466**	**(280,250)**
Non-operating (expenses) income:												
Interest expense	-	(219,897)	-	(7,591,361)	-	-	-	-	-	-	-	-
Interest income	-	-	-	7,111	-	636,416	-	64,472	-	1	-	442,678
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	6,846	(8,084)	(474)	(203,270)	-	311,021	(7,910)	-	-	-	(1,062)	1,024,491
Total non-operating (expenses) income	**6,846**	**(8,084)**	**(474)**	**(196,160)**	**-**	**947,437**	**(7,910)**	**64,472**	**-**	**1**	**(1,062)**	**1,467,169**
Income (loss) before income tax provision (benefit):	**(48,558,353)**	**1,733,026**	**975,282**	**(14,616,081)**	**(1,984,788)**	**6,281,195**	**(52,257)**	**(2,188,624)**	**35,429,347**	**(1,211)**	**1,490,404**	**1,186,919**
Income tax provision (benefit)	(10,794,306)	622,809	600,668	(771,605)	(28,605,973)	823,274	-	-	8,568,273	(1,441)	398,429	277,131
Net income (loss)	**(37,764,047)**	**1,110,218**	**374,614**	**(13,844,475)**	**26,621,185**	**5,457,921**	**(52,257)**	**(2,188,624)**	**26,861,074**	**229**	**1,091,975**	**909,788**

Revenues:	CSG Cboe Switzerland GmbH	CXA Cboe Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXAPTY Cboe Australia Services Pty. Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Chi-X Japan Ltd.	CXJS Chi-X Japan Services Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.
Transaction and clearing fees	-	-	2,107,023	-	-	-	-	-	11,178,008	-	73,647,566	581,147,318
Access and capacity fees	-	-	5,961,358	-	-	-	-	-	3,029,796	-	27,233,276	45,394,114
Market data fees	-	-	17,725,466	-	-	-	-	-	1,491,506	-	11,938,020	46,482,332
Regulatory fees	-	-	-	-	-	-	-	-	-	-	20,999,220	151,561,194
Other revenue	-	(7)	544,540	3,531,043	13,999,146	370,111	-	2,828,899	24,002	-	1,183,360	485,955
Total revenue	**-**	**(7)**	**26,338,387**	**3,531,043**	**13,999,146**	**370,111**	**-**	**2,828,899**	**15,723,312**	**-**	**135,001,442**	**825,070,913**
Cost of revenues:												
Liquidity payments	-	-	53,677	-	42	-	-	-	-	-	63,907,934	525,609,830
Routing and clearing	-	-	45,005	-	-	-	-	-	-	-	-	283,454
Section 31 fees	-	-	-	-	-	-	-	-	-	-	20,615,151	149,923,708
Royalty fees and other cost of revenues	-	-	24,528	-	-	-	-	-	-	-	-	-
Total cost of revenues	**-**	**-**	**123,210**	**-**	**42**	**-**	**-**	**-**	**-**	**-**	**84,523,085**	**675,816,993**
Revenues less cost of revenues	**-**	**(7)**	**26,215,177**	**3,531,043**	**13,999,104**	**370,111**	**-**	**2,828,899**	**15,723,312**	**-**	**50,478,357**	**149,253,920**
Operating expenses:												
Compensation and benefits	51,200,660	-	6,023,704	1,400,446	12,010,319	-	(2,934)	1,634,799	4,796,369	-	6,242,113	61,150,807
Depreciation and amortization	-	-	2,730,417	-	19,369	-	-	159,447	2,810,394	-	571,309	5,764,043
Technology support services	-	-	3,563,976	18,900	191,971	-	-	201,447	3,779,110	-	1,361,193	12,077,556
Professional fees and outside services	2,664	5,000	13,321,701	1,461,800	227,095	335,373	45,397	133,064	4,795,574	-	2,620,294	14,067,368
Travel and promotional expenses	15	-	953,781	72,334	122,621	-	-	73,800	198,918	-	662,229	5,975,266
Facilities costs	229,308	-	1,515,100	246,057	150	-	-	256,382	395,539	-	325,886	3,466,774
Acquisition-related costs	-	-	55,570	37,928	40,881	-	-	60,544	129,379	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	89,355	-	-	-
Other expenses (income)	69,636	106	(620,523)	89,788	1,071,329	386	1,487	126,525	364,776	-	342,544	3,073,866
Total operating expenses	**51,502,284**	**5,106**	**27,543,726**	**3,327,254**	**13,683,735**	**335,759**	**43,949**	**2,646,009**	**17,359,413**	**-**	**12,125,567**	**105,575,680**
Operating income (loss)	**(51,502,284)**	**(5,112)**	**(1,328,549)**	**203,789**	**315,369**	**34,352**	**(43,949)**	**182,889**	**(1,636,101)**	**-**	**38,352,790**	**43,678,240**
Non-operating (expenses) income:												
Interest expense	(2,383)	-	325	-	-	-	-	-	(2,058)	-	-	-
Interest income	-	-	490,469	20	188,242	-	2,039	659	-	-	-	50,489
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	(182)	3,488	103,895	(287,177)	(47,085)	-	(24,645)	37,574	(61,823)	-	-	-
Total non-operating (expenses) income	**(182)**	**3,488**	**594,364**	**(287,157)**	**141,157**	**-**	**(22,606)**	**38,232**	**(61,823)**	**-**	**-**	**50,489**
Income (loss) before income tax provision (benefit):	**(51,504,849)**	**(1,624)**	**(733,860)**	**(83,368)**	**456,525**	**34,352**	**(66,555)**	**221,122**	**(1,699,981)**	**-**	**38,352,790**	**43,728,729**
Income tax provision (benefit)	3,193,233	-	818,681	-	(31,042)	9,158	-	44,590	143,350	-	11,595,921	13,336,612
Net income (loss)	**(54,698,082)**	**(1,624)**	**(1,552,541)**	**(83,368)**	**487,567**	**25,193**	**(66,555)**	**176,532**	**(1,843,332)**	**-**	**26,756,869**	**30,392,117**

Revenues:	HALLC Hanweck Associates, LLC	Hanweck Associates Limited (UK)	Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC
Transaction and clearing fees	-	-	-	-	5,337,829	-	61,095,246	-	-	-	-	-
Access and capacity fees	-	-	-	-	-	-	10,956,329	-	-	-	1,313,348	-
Market data fees	-	-	-	-	11,024	-	1,410,461	-	-	-	36,557,839	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	-	-	4,746,181	3,082	-	751,214	-	-	-	2,520,164	-
Total revenue	**-**	**-**	**-**	**4,746,181**	**5,351,934**	**-**	**74,213,251**	**-**	**-**	**-**	**40,391,351**	**-**
Cost of revenues:												
Liquidity payments	-	-	-	-	-	-	-	-	-	-	-	-
Routing and clearing	-	-	-	-	-	-	1,425,224	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	621,270	-	-	-	-	-
Total cost of revenues	**-**	**-**	**-**	**-**	**-**	**-**	**2,046,495**	**-**	**-**	**-**	**-**	**-**
Revenues less cost of revenues	**-**	**-**	**-**	**4,746,181**	**5,351,934**	**-**	**72,166,756**	**-**	**-**	**-**	**40,391,351**	**-**
Operating expenses:												
Compensation and benefits	-	-	-	3,642,301	1,206,710	-	-	-	-	-	2,799	-
Depreciation and amortization	1,121,474	-	-	105,005	-	-	-	-	-	-	1,103,940	-
Technology support services	1,325,997	-	-	88,840	137,377	-	606,302	-	-	-	7,109,923	-
Professional fees and outside services	3,542,534	-	-	65,558	655,909	-	8,053,297	-	-	-	817,937	-
Travel and promotional expenses	-	-	-	224,233	24,208	-	141,223	-	-	-	1,584,400	-
Facilities costs	-	-	-	189,695	15,718	-	-	-	-	-	16,966	-
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	-	-	-	90,363	22,812	-	68,407	-	-	-	273,253	-
Total operating expenses	**5,990,004**	**-**	**-**	**4,405,995**	**2,062,734**	**-**	**8,869,229**	**-**	**-**	**-**	**10,909,219**	**-**
Operating income (loss)	**(5,990,004)**	**-**	**-**	**340,186**	**3,289,200**	**-**	**63,297,527**	**-**	**-**	**-**	**29,482,133**	**-**
Non-operating (expenses) income:												
Interest expense	-	-	-	-	-	-	-	-	-	-	(18)	-
Interest income	-	-	-	-	24,362	-	-	-	-	-	-	-
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	(29,159)	-	-	(24,615)	(63)	-	(41,986)	-	-	-	906	-
Total non-operating (expenses) income	**(29,159)**	**-**	**-**	**(24,615)**	**24,298**	**-**	**(41,986)**	**-**	**-**	**-**	**906**	**-**
Income (loss) before income tax provision (benefit):	**(6,019,163)**	**-**	**-**	**315,571**	**3,313,498**	**-**	**63,255,542**	**-**	**-**	**-**	**29,483,021**	**-**
Income tax provision (benefit)	(1,515,466)	-	-	75,243	-	-	-	-	-	-	7,726,855	36,742
Net income (loss)	**(4,503,697)**	**-**	**-**	**240,328**	**3,313,498**	**-**	**63,255,542**	**-**	**-**	**-**	**21,756,166**	**(36,742)**

Revenues:	MHPL Middlebury Holdings Pty Ltd	MNGU MatchNow GP ULC	NEOI Aequitas Innovations Inc.	NEON NEO Connect Inc.	NEOV Aequitas EVO Connect Inc.	NEOX Neo Exchange Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Transaction and clearing fees	-	-	-	-	-	-	-	-	-	63,660,285	-	-	(5,121,015)
Access and capacity fees	-	-	-	-	-	-	-	-	-	-	-	-	(797,565)
Market data fees	-	-	-	-	-	-	-	-	-	-	-	-	(2,011,942)
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	-	-	219,471	-	-	-	-	-	-	-	-	(128,519,900)
Total revenue	**-**	**-**	**-**	**219,471**	**-**	**-**	**-**	**-**	**-**	**63,660,285**	**-**	**-**	**(136,450,422)**
Cost of revenues:													
Liquidity payments	-	-	-	-	-	(0)	-	-	-	-	-	-	(5,498)
Routing and clearing	-	-	-	-	-	-	-	-	-	45,775,407	-	-	(4,015,252)
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	-	-	-	-	-	-	180,830	-	-	(1,266,368)
Total cost of revenues	**-**	**-**	**-**	**-**	**-**	**(0)**	**-**	**-**	**-**	**45,956,237**	**-**	**-**	**(5,287,118)**
Revenues less cost of revenues	**-**	**-**	**-**	**219,471**	**-**	**0**	**-**	**-**	**-**	**17,704,048**	**-**	**-**	**(131,163,304)**
Operating expenses:													
Compensation and benefits	-	-	-	(32)	-	-	-	-	-	4,502,050	-	-	-
Depreciation and amortization	-	-	-	-	-	0	-	94,327	-	-	-	-	-
Technology support services	-	-	-	-	-	-	-	90,162	-	3,693,141	-	-	(4,961,509)
Professional fees and outside services	73,488	-	-	133,837	-	-	-	-	-	1,621,025	-	-	(126,577,344)
Travel and promotional expenses	-	-	-	-	-	-	-	-	-	1,684,531	-	-	-
Facilities costs	-	-	-	-	-	-	-	93,981	-	692,164	-	-	-
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	(300,000)
Other expenses (income)	-	-	-	11,283	-	(0)	-	3	-	1,050,583	-	-	300,000
Total operating expenses	**73,488**	**-**	**-**	**145,088**	**-**	**0**	**-**	**278,472**	**-**	**13,243,494**	**-**	**-**	**(131,538,853)**
Operating income (loss)	**(73,488)**	**-**	**-**	**74,382**	**-**	**(0)**	**-**	**(278,472)**	**-**	**4,460,554**	**-**	**-**	**375,548**
Non-operating (expenses) income:													
Interest expense	(163,246)	-	-	-	-	-	-	-	-	-	-	-	450,164
Interest income	-	-	-	-	-	-	230,267	-	-	435,658	-	147,383	(450,448)
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Other (expense) income, net	-	-	-	65	-	(0)	-	-	(13,337,278)	-	-	7,100,872	-
Total non-operating (expenses) income	**-**	**-**	**-**	**65**	**-**	**(0)**	**230,267**	**-**	**(13,337,278)**	**435,658**	**-**	**7,248,255**	**(450,448)**
Income (loss) before income tax provision (benefit):	**(236,733)**	**-**	**-**	**74,448**	**-**	**(0)**	**230,267**	**(278,472)**	**(13,337,278)**	**4,896,212**	**-**	**7,248,255**	**375,264**
Income tax provision (benefit)	(9,363)	-	-	-	-	-	914,753	(78,336)	(3,225,022)	1,667,148	-	985,262	-
Net income (loss)	**(227,370)**	**-**	**-**	**74,448**	**-**	**(0)**	**(684,486)**	**(200,136)**	**(10,112,256)**	**3,229,064**	**-**	**6,262,993**	**375,264**

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2024

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	103,911
Receivables from affiliates		448,057
Other receivables		30,539
Total current assets		582,507
Investments		333
Data processing software--net of accumulated amortization of $57,496		757
Goodwill and intangibles, net		60
Deferred income taxes, net		32,516
Notes receivable, net		17,221
Total assets	$	633,394
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	62,753
Section 31 fees payable		22,617
Payables to affiliates		34,707
Deferred revenue		2,428
Total current liabilities		122,505
Unrecognized tax benefits		148,567
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Retained earnings		335,355
Total stockholder's equity		362,322
Total liabilities and stockholder's equity	$	633,394

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(in thousands)

Revenues:	
Transaction fees	$ 997,558
Access and capacity fees	106,705
Market data fees	25,976
Regulatory fees	74,263
Other revenue	2,721
Total revenues	1,207,223
Cost of revenues:	
Liquidity payments	7,782
Routing and clearing	11,219
Section 31 fees	46,304
Royalty fees	162,493
Total cost of revenues	227,798
Revenues less cost of revenues	979,425
Operating expenses:	
Compensation and benefits	95,052
Management fee	13,525
Depreciation and amortization	695
Technology support services	18,093
Professional fees and outside services	36,687
Travel and promotional expenses	19,817
Facilities costs	5,953
Other expenses	4,770
Total operating expenses	194,592
Operating income	784,833
Non-operating expense:	
Other expense	180
Income before income tax provision	784,653
Income tax provision	221,845
Net income	$ 562,808

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ —	$ 26,967	$ 322,547	$ 349,514
Dividend to Parent	—	—	(550,000)	(550,000)
Net income	—	—	562,808	562,808
Balance at December 31, 2024	$ —	$ 26,967	$ 335,355	$ 362,322

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(in thousands)

Cash flows from operating activities:	
Net income	$ 562,808
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	695
Deferred income tax benefit	(1,437)
Loss on disposal of assets	16
Changes in assets and liabilities:	
Accounts receivable	(11,344)
Receivables from affiliates	19,709
Other receivables	(20,124)
Notes receivable, net	(979)
Accounts payable and accrued liabilities	(50,945)
Section 31 fees payable	15,941
Payables to affiliates	383
Deferred revenue	771
Unrecognized tax benefits	34,506
Income taxes payable	—
Net cash provided by operating activities	550,000
Dividend to Parent	(550,000)
Net cash used in financing activities	(550,000)
Change in cash	—
Cash:	
Beginning of year	—
End of year	$ —
Supplemental disclosure of cash transactions:	
Net cash paid for income taxes to Parent	$ 194,172

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(i) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company’s operations are included in the Parent’s income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company’s published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company’s published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company’s published fee schedules as the service is provided. Proprietary market data also includes revenue from various licensing agreements. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

(in thousands, unless otherwise noted)

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue is a single performance obligation earned through the administration of the day-to-day business functions of the OPRA Securities Information Processor ("SIP"). The administrative fee was last renewed in 2025 for a period of two years. The revenue is recognized quarterly when the performance obligations above are met.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2024. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2024 is $333 thousand.

(4) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S.

(in thousands, unless otherwise noted)

national securities exchanges and FINRA (who collectively are referred to as the “SROs” or “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC’s behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 10 (“Commitments and Contingencies”) for more information. As of December 31, 2024, the notes receivable, net balance was $17.2 million. In 2024, the Company reclassified $5.2 million to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT receivable, and received $0.9 million in payments.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 95,036
Management fee	13,525
Technology support services	18,068
Professional fees and outside services	24,109
Travel and promotional expenses	7,482
Facilities costs	5,706
	$ 163,926

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:	
Transaction fees	$ 164
Access and capacity fees	102
	$ 266
Cost of Revenues:	
Routing and clearing fees	$ 9,458
Section 31 fees	29
	$ 9,487

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other

(in thousands, unless otherwise noted)

revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 11% of its total revenues from a single customer in 2024.

(7) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Royalties	$ 40,486
Marketing fee payable	10,588
Accounts payable	6,520
Accrued liabilities	5,159
	$ 62,753

(8) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023	Cash Additions	Revenue Recognition	Balance at December 31, 2024
Option regulatory fee (1)	$ 1,587	$ —	$ (1,587)	$ —
Liquidity provider sliding scale	—	9,600	(7,200)	2,400
Other, net	70	460	(502)	28
Total deferred revenue	$ 1,657	$ 10,060	$ (9,289)	$ 2,428

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(9) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	32,597
Allowance for credit losses		304
Investments and other		667
Subtotal		33,568
Valuation allowance		(667)
Total deferred tax assets	$	32,901
Deferred tax liabilities:		
Property and equipment, net	$	(189)
Prepaid expenses		(196)
Total deferred tax liabilities		(385)
Net deferred tax assets	$	32,516

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.7 million was recorded against gross deferred tax assets for certain investments as of December 31, 2024.

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	151,232
State		72,050
Total current tax expense		223,282
Deferred income tax benefit:		
Federal		(1,719)
State		282
Total deferred income tax benefit		(1,437)
Income tax provision	$	221,845

(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	164,777	21.0%
Increase (decrease) in income tax resulting from:			
State income taxes		34,681	4.4%
Change in unrecognized tax benefits		22,454	2.9%
Other		(67)	0.0%
Income tax provision	$	221,845	28.3%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2023	$	126,723
Gross increases on unrecognized tax benefits in current period		22,389
Gross increases on unrecognized tax benefits in prior period		60
Gross decreases on unrecognized tax benefits in prior period		(1,610)
Settlement with taxing authorities		(34,441)
Balance at December 31, 2024	$	113,121

As of December 31, 2024, the Company had $89.4 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate.

The Company had accrued interest and penalties of $35.4 million related to uncertain tax positions at December 31, 2024. Total interest and penalties decreased by $9.3 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company’s open tax years are 2015 through 2024 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(10) Commitments and Contingencies

Legal Proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the

(in thousands, unless otherwise noted)

Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution

(in thousands, unless otherwise noted)

when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On January 13, 2025, plaintiffs' motion for leave to file an amended complaint was granted. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

OEMS Disapproval Order Challenge

On February 13, 2024, Cboe Exchange, Inc. ("Cboe") filed a proposal to adopt a new rule regarding order and execution management systems ("OEMS"). The proposed new rule provided that an exchange-affiliated OEMS that satisfies criteria (designed to ensure the OEMS is acting independently from the exchange) is not a facility of the exchange, and therefore not subject to the rule filing requirements of Section 19(b) of the Securities Exchange Act of 1934. The objective of the proposed rule was to improve competition within the OEMS market and ultimately benefit investors.

On October 31, 2024, the SEC issued an order disapproving Cboe's proposal. On December 26, 2024, Cboe filed a Petition for Review ("PFR") of the SEC's disapproval order in the Court of Appeals for the Seventh Circuit (the "7th Circuit"). Merits briefing will conclude in the middle of the second quarter of 2025.The Company and Cboe intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total $7.0 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 9 ("Income Taxes").

(11) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2024.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2024

(With independent Auditors' Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors’ Report

The Board of Directors
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder’s equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	76,096
Receivables from affiliates		76,542
Other receivables		12,748
Total current assets		165,386
Deferred income taxes, net		8,983
Notes receivable, net		29,874
Total assets	$	204,243
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	27,828
Section 31 fees payable		67,894
Payables to affiliates		10,503
Deferred revenue		305
Total current liabilities		106,530
Unrecognized tax benefits		37,070
Stockholder's equity:		
Retained earnings		60,643
Total stockholder's equity		60,643
Total liabilities and stockholder's equity	$	204,243

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(In thousands)

Revenue:	
Transaction fees	$ 620,136
Access and capacity fees	56,093
Market data fees	50,818
Regulatory fees	155,406
Other revenue	3,752
Total revenues	886,205
Cost of revenues:	
Liquidity payments	539,383
Routing and clearing	22,895
Section 31 fees	153,771
Royalty fees	362
Total cost of revenues	716,411
Revenues less cost of revenues	169,794
Operating expenses:	
Compensation and benefits	39,477
Management fee	5,672
Technology support services	8,195
Professional fees and outside services	11,118
Travel and promotional expenses	3,911
Facilities costs	2,212
Other expenses	25
Total operating expenses	70,610
Operating income	99,184
Non-operating income:	
Interest income	51
Income before income tax provision	99,235
Income tax provision	30,137
Net income	$ 69,098

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ 41,545	$ 41,545
Dividend to Parent	(50,000)	(50,000)
Net income	69,098	69,098
Balance at December 31, 2024	$ 60,643	$ 60,643

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(In thousands)

Cash flows from operating activities:		
Net income	$	69,098
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(1,216)
Changes in assets and liabilities:		
Accounts receivable		(28,647)
Receivables from affiliates		(38,587)
Notes receivable, net		4,214
Other receivables		(11,084)
Accounts payable and accrued liabilities		1,551
Section 31 fees payable		48,773
Payables to affiliates		(342)
Deferred revenue		(185)
Unrecognized tax benefits		6,425
Net cash provided by operating activities		50,000
Cash flows used in financing activities:		
Dividend to Parent		(50,000)
Net cash used in financing activities		(50,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	23,484

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (“the Company” or “BZX”), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (“ETPs”) and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as

(In thousands, unless otherwise noted)

Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee (“ORF”) which supports the Company’s regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue consists of listings fees and listing application fees revenue, and is recognized when received.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “SROs” or “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC’s behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan

(In thousands, unless otherwise noted)

Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2024, the long-term notes receivable, net balance was $29.9 million. In 2024, the Company reclassified $9.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes, and received $0.7 million in payments.

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Accounts payable	$ 27,723
Accrued liabilities	62
Current portion of tax uncertainties	43
	$ 27,828

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 39,477
Management fee	5,672
Technology support services	7,167
Professional fees and outside services	4,483
Travel and promotional expenses	3,911
Facilities costs	2,212
	$ 62,922

(In thousands, unless otherwise noted)

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:		
Transaction fees	$	2,072
Access and capacity fees		707
Market data fees		476
Other revenue		35
	$	3,290
Cost of revenues:		
Routing and clearing fees	$	22,863
Section 31 fees		2,828
	$	25,691

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 24% of its total revenues from its largest two customers in 2024.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023	Cash Additions	Revenue Recognition	Balance at December 31, 2024
Other, net (1)	$ 490	$ 3,780	$ (3,965)	$ 305
Total deferred revenue	$ 490	$ 3,780	$ (3,965)	$ 305

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the condensed consolidated statements of income, which include but are not limited to listing fees and membership fees.

(In thousands, unless otherwise noted)

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	8,344
Allowance for credit losses		561
Investments		78
Other		101
Subtotal		9,084
Valuation allowance		(101)
Total deferred tax assets	$	8,983

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2024.

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	18,962
State		12,391
Total current tax expense		31,353
Deferred income tax benefit		
Federal		(1,070)
State		(146)
Total deferred income tax benefit		(1,216)
Income tax provision	$	30,137

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	20,838	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		4,626	4.7 %
Change in unrecognized tax benefits		5,040	5.1 %
Other		(367)	(0.4)%
Income tax provision	$	30,137	30.4 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2023	$	23,264
Gross increases on unrecognized tax benefits in current period		2,862
Gross increases on unrecognized tax benefits in prior period		6
Gross decreases on unrecognized tax benefits in prior period		(240)
Settlement with taxing authorities		(1,533)
Balance at December 31, 2024	$	24,359

(In thousands, unless otherwise noted)

As of December 31, 2024, the Company had $19.2 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $12.8 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $2.9 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to

(In thousands, unless otherwise noted)

the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. A dispositive-motion briefing schedule was established and briefing is scheduled to conclude in the fourth quarter of 2025. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Equity Access Fees Cap Challenge

In December 2022, the SEC released four equity market structure proposals, including one concerning Regulation NMS Amendments: Tick Size, Access Fees, and Transparency. On October 8, 2024, the SEC promulgated Final Rules concerning Reg NMS to amend the minimum pricing increments for quoting certain NMS stocks, reduce access fee caps, and enhance the transparency of better priced orders ("Final Rules"). Among other things, the Final Rules reduce the access fee cap from $0.30 per 100 shares to $0.10 per 100 shares.

On October 30, 2024, the Parent's equities exchanges, BZX, BYX, EDGX, and EDGA (collectively, the "Cboe U.S. equity exchanges") and Nasdaq, Inc. filed a Petition for Review ("PFR") in the Court of Appeals for the D.C. Circuit appealing the Final Rules. On December 3, 2024, the Cboe U.S. equity exchanges and Nasdaq, Inc. filed a request with the SEC for a stay to delay the initial implementation date of the Final Rules, which was scheduled to occur in November 2025. On December 12, 2024, the SEC granted a stay of the challenged provision of the Final Rules until the litigation is resolved. The briefing on the merits concluded on April 7, 2025, and oral argument was held on May 15, 2025. The parties are waiting for a decision.

The Final Rules, amongst other things, are expected to reduce access fee caps to a level that may inhibit our ability to incentivize liquidity on the Cboe U.S. equity exchanges, thereby resulting in a reduction in transaction fee revenue, as well as limit our ability to differentiate our fee schedule and compete with other national securities exchanges and off-exchange venues, which may have a material impact on our business, financial condition, and operating results. The Company and the Cboe U.S. equity exchanges intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, which is the date the financial statements were available to be issued.

There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2024.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2024

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	9,809
Receivables from affiliates		36,385
Other receivables		4,411
Total current assets		50,605
Deferred income taxes		3,777
Notes receivable, net		13,484
Total assets	$	67,866
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	915
Section 31 fees payable		8,690
Payables to affiliates		1,340
Deferred revenue		255
Total current liabilities		11,200
Unrecognized tax benefits		15,805
Stockholder's equity:		
Retained earnings		40,861
Total stockholder's equity		40,861
Total liabilities and stockholder's equity	$	67,866

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(In thousands)

Revenue:		
Transaction fees	$	43,281
Access and capacity fees		26,916
Market data fees		9,736
Regulatory fees		19,182
Total revenues		99,115
Cost of revenues:		
Liquidity payments		21,266
Routing and clearing		3,517
Section 31 fees		18,784
Total cost of revenues		43,567
Revenues less cost of revenues		55,548
Operating expenses:		
Compensation and benefits		3,941
Management fee		563
Technology support services		948
Professional fees and outside services		1,916
Travel and promotional expenses		443
Facilities costs		206
Other expenses		25
Total operating expenses		8,042
Income before income tax provision		47,506
Income tax provision		14,148
Net income	$	33,358

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ 27,503	$ 27,503
Dividend to Parent	(20,000)	(20,000)
Net income	33,358	33,358
Balance at December 31, 2024	$ 40,861	$ 40,861

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(In thousands)

Cash flows from operating activities:		
Net income	$	33,358
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(572)
Changes in assets and liabilities:		
Accounts receivable		(2,341)
Receivables from affiliates		(18,260)
Notes receivable, net		3,788
Other receivables		(4,411)
Accounts payable and accrued liabilities		(989)
Section 31 fees payable		6,331
Payables to affiliates		220
Deferred revenue		(5)
Unrecognized tax benefits		2,881
Net cash provided by operating activities		20,000
Cash flows used in financing activities:		
Dividend to Parent		(20,000)
Net cash used in financing activities		(20,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	9,662

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. ("the Company" or "BYX"), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit

(In thousands, unless otherwise noted)

Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC's behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2024, the long-term notes receivable, net balance was $13.5 million. In 2024, the Company reclassified $4.5 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes, and received $0.1 million in payments.

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(In thousands, unless otherwise noted)

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Accounts payable	$	905
Current portion of tax uncertainties		10
	$	915

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$	3,941
Management fee		563
Technology support services		671
Professional fees and outside services		386
Travel and promotional expenses		443
Facilities costs		206
	$	6,210

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:		
Transaction fees	$	99
Access and capacity fees		138
	$	237
Cost of Revenues:		
Routing and clearing fees	$	3,488
Section 31 fees		1,008
	$	4,496

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to

(In thousands, unless otherwise noted)

make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 10% of its total revenues from a single customer in 2024.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023	Cash Additions	Revenue Recognition	Balance at December 31, 2024
Other, net (1)	$ 260	$ 262	$ (267)	$ 255
Total deferred revenue	$ 260	$ 262	$ (267)	$ 255

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the condensed consolidated statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:	
Unrecognized tax benefits	$ 3,520
Allowance for credit losses	250
Other	7
Total deferred tax assets	$ 3,777

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:	
Federal	$ 9,270
State	5,450
Total current tax expense	14,720
Deferred income tax benefit	
Federal	(511)
State	(61)
Total deferred income tax benefit	(572)
Income tax provision	$ 14,148

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$ 9,976	21.0 %
Increase (decrease) in income tax resulting from:		
State income taxes	2,012	4.2 %
Change in unrecognized tax benefits	2,249	4.8 %
Other	(89)	(0.2)%
Income tax provision	$ 14,148	29.8 %

(In thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2023	$	9,885
Gross increases on unrecognized tax benefits in current period		1,374
Gross increases on unrecognized tax benefits in prior period		2
Gross decreases on unrecognized tax benefits in prior period		(104)
Settlement with taxing authorities		(472)
Balance at December 31, 2024	$	10,685

As of December 31, 2024, the Company had $8.4 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. The Company had accrued interest and penalties of $5.1 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $1.3 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

(In thousands, unless otherwise noted)

On October 17, 2023, the American Securities Association (“ASA”) and Citadel Securities, LLC (“Citadel”) filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit (“11th Circuit”). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs’ motion for a preliminary injunction and stay was denied. A dispositive-motion briefing schedule was established and briefing is scheduled to conclude in the fourth quarter of 2025. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC’s assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review (“PFR”) of the SEC’s May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT (“CAT RFQ Exemptive Order”) in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC’s implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Equity Access Fees Cap Challenge

In December 2022, the SEC released four equity market structure proposals, including one concerning Regulation NMS Amendments: Tick Size, Access Fees, and Transparency. On October 8, 2024, the SEC promulgated Final Rules concerning Reg NMS to amend the minimum pricing increments for quoting certain NMS stocks, reduce access fee caps, and enhance the transparency of better priced orders (“Final Rules”). Among other things, the Final Rules reduce the access fee cap from $0.30 per 100 shares to $0.10 per 100 shares.

On October 30, 2024, the Parent’s equities exchanges, BZX, BYX, EDGX, and EDGA (collectively, the “Cboe U.S. equity exchanges”) and Nasdaq, Inc. filed a Petition for Review (“PFR”) in the Court of Appeals for the D.C. Circuit appealing the Final Rules. On December 3, 2024, the Cboe U.S. equity exchanges and Nasdaq, Inc. filed a request with the SEC for a stay to delay the initial implementation date of the Final Rules, which was scheduled to occur in November 2025. On December 12, 2024, the SEC granted a stay of the challenged

(In thousands, unless otherwise noted)

provision of the Final Rules until the litigation is resolved. The briefing on the merits concluded on April 7, 2025, and oral argument was held on May 15, 2025. The parties are waiting for a decision.

The Final Rules, amongst other things, are expected to reduce access fee caps to a level that may inhibit our ability to incentivize liquidity on the Cboe U.S. equity exchanges, thereby resulting in a reduction in transaction fee revenue, as well as limit our ability to differentiate our fee schedule and compete with other national securities exchanges and off-exchange venues, which may have a material impact on our business, financial condition, and operating results. The Company and the Cboe U.S. equity exchanges intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, which is the date the financial statements were available to be issued.

There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2024.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2024

(With independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

KPMG

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(In thousands)

Assets

Current assets:		
Accounts receivable	$	9,080
Receivables from affiliates		32,913
Other receivables		4,420
Total current assets		46,413
Deferred income taxes		3,599
Notes receivable, net		14,159
Total assets	$	64,171

Liabilities and Stockholder’s Equity

Current liabilities:		
Accounts payable and accrued liabilities	$	2,682
Section 31 fees payable		8,121
Payables to affiliates		1,292
Deferred revenue		253
Total current liabilities		12,348
Unrecognized tax benefits		14,948
Stockholder's equity:		
Retained earnings		36,875
Total stockholder's equity		36,875
Total liabilities and stockholder's equity	$	64,171

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(In thousands)

Revenue:	
Transaction fees	$ 79,926
Access and capacity fees	27,233
Market data fees	11,938
Regulatory fees	22,076
Other revenue	1,183
Total revenues	142,356
Cost of revenues:	
Liquidity payments	63,908
Routing and clearing	6,278
Section 31 fees	21,692
Total cost of revenues	91,878
Revenues less cost of revenues	50,478
Operating expenses:	
Compensation and benefits	6,242
Management fee	889
Technology support services	1,361
Professional fees and outside services	2,483
Travel and promotional expenses	662
Facilities costs	326
Other expenses	25
Total operating expenses	11,988
Income before income tax provision	38,490
Income tax provision	11,631
Net income	$ 26,859

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ 20,016	$ 20,016
Dividend to Parent	(10,000)	(10,000)
Net income	26,859	26,859
Balance at December 31, 2024	$ 36,875	$ 36,875

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(In thousands)

Cash flows from operating activities:		
Net income	$	26,859
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(536)
Changes in assets and liabilities:		
Accounts receivable		2,257
Receivables from affiliates		(19,932)
Notes receivable, net		3,292
Other receivables		(4,420)
Accounts payable		(3,078)
Section 31 fees payable		3,842
Payables to affiliates		(869)
Deferred revenue		5
Unrecognized tax benefits		2,580
Net cash provided by operating activities		10,000
Cash flows used in financing activities:		
Dividend to Parent		(10,000)
Net cash used in financing activities		(10,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	5,620

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. (“the Company” or “EDGA”), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. Prior to November 1, 2024, these fees could have been variable based on trade volume tiered discounts; however, as all tiered discounts were calculated monthly, the actual discount was recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts (prior to November 1, 2024), were calculated and billed monthly in accordance with the Company's published fee schedules.

EDGA transitioned from an inverted fee model to a maker-taker, tier-free fee model on November 1, 2024. Under this structure, liquidity providers receive a rebate, while liquidity takers pay a fee, all within a pricing model that does not include volume-based tiers.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange

Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as

(In thousands, unless otherwise noted)

Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue represents execution and license fees. During the year ended December 31, 2024, the Company charged Cboe Netherlands Services Company B.V. ("CNSC") $1.2 million in license fees in accordance with the Market Data Sharing Agreement that CNSC entered with Cboe affiliates, with only EDGA providing data, representing the entirety of services provided.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail (“CAT”), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC (“CATLLC”). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 (“Rule 613”), and it strives to enhance regulators’ ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the “SROs” or “Plan Participants”) to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC’s behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

(In thousands, unless otherwise noted)

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 ("Commitments and Contingencies") for more information. As of December 31, 2024, the long-term notes receivable, net balance was $14.2 million. In 2024, the Company reclassified $4.5 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes, and received $0.1 million in payments.

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis. During the year ended December 31, 2024, the Company charged CNSC $1.2 million in other revenue in accordance with a Market Data Sharing Agreement.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 6,242
Management fee	889
Technology support services	995
Professional fees and outside services	610
Travel and promotional expenses	662
Facilities costs	326
	$ 9,724

(In thousands, unless otherwise noted)

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:		
Transaction fees	$	58
Access and capacity fees		178
Other revenue		1,183
	$	1,419
Cost of revenues:		
Routing and clearing fees	$	6,173
Section 31 fees		1,077
	$	7,250

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, regulatory fees, and other revenue. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 28% of its total revenues from its largest two customers in 2024.

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023	Cash Additions	Revenue Recognition	Balance at December 31, 2024
Other, net (1)	$ 248	$ 261	$ (256)	$ 253
Total deferred revenue	$ 248	$ 261	$ (256)	$ 253

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the condensed consolidated statements of income, which include but are not limited to listing fees and membership fees.

(7) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	3,349
Allowance for credit losses		250
Total deferred tax assets	$	3,599

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

(In thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	7,484
State		4,683
Total current tax expense		12,167
Deferred income tax benefit		
Federal		(471)
State		(65)
Total deferred income tax benefit		(536)
Income tax provision	$	11,631

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,083	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		1,652	4.3 %
Change in unrecognized tax benefits		2,001	5.2 %
Other		(105)	(0.3)%
Income tax provision	$	11,631	30.2 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2023	$	9,081
Gross increases on unrecognized tax benefits in current period		1,109
Gross increases on unrecognized tax benefits in prior period		—
Gross decreases on unrecognized tax benefits in prior period		(79)
Settlement with taxing authorities		(412)
Balance at December 31, 2024	$	9,699

As of December 31, 2024, the Company had $7.7 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $5.2 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $1.3 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(8) Commitments and Contingencies

Legal proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

(In thousands, unless otherwise noted)

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT National Market System Plan to implement a revised funding model for CATLLC to fund the CAT ("CAT Funding Model Order"). The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("AMA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule. Briefing concluded in the second quarter of 2024 and the 11th Circuit is expected to schedule oral argument to occur in the second half of 2024. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings may significantly delay efforts to implement the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. A dispositive-motion briefing schedule was established and briefing is scheduled to conclude in the fourth quarter of 2025. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in

(In thousands, unless otherwise noted)

the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Equity Access Fees Cap Challenge

In December 2022, the SEC released four equity market structure proposals, including one concerning Regulation NMS Amendments: Tick Size, Access Fees, and Transparency. On October 8, 2024, the SEC promulgated Final Rules concerning Reg NMS to amend the minimum pricing increments for quoting certain NMS stocks, reduce access fee caps, and enhance the transparency of better priced orders ("Final Rules"). Among other things, the Final Rules reduce the access fee cap from $0.30 per 100 shares to $0.10 per 100 shares.

On October 30, 2024, the Parent's equities exchanges, BZX, BYX, EDGX, and EDGA (collectively, the "Cboe U.S. equity exchanges") and Nasdaq, Inc. filed a Petition for Review ("PFR") in the Court of Appeals for the D.C. Circuit appealing the Final Rules. On December 3, 2024, the Cboe U.S. equity exchanges and Nasdaq, Inc. filed a request with the SEC for a stay to delay the initial implementation date of the Final Rules, which was scheduled to occur in November 2025. On December 12, 2024, the SEC granted a stay of the challenged provision of the Final Rules until the litigation is resolved. The briefing on the merits concluded on April 7, 2025, and oral argument was held on May 15, 2025. The parties are waiting for a decision.

The Final Rules, amongst other things, are expected to reduce access fee caps to a level that may inhibit our ability to incentivize liquidity on the Cboe U.S. equity exchanges, thereby resulting in a reduction in transaction fee revenue, as well as limit our ability to differentiate our fee schedule and compete with other national securities exchanges and off-exchange venues, which may have a material impact on our business, financial condition, and operating results. The Company and the Cboe U.S. equity exchanges intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 7 ("Income Taxes").

(9) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, which is the date the financial statements were available to be issued.

There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2024.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the year ended December 31, 2024

(With independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents

KPMG

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

KPMG

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	82,868
Receivables from affiliates		89,410
Other receivables		14,371
Total current assets		186,649
Deferred income taxes, net		4,225
Notes receivable, net		30,720
Total assets	$	221,594
Liabilities and Stockholder’s Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	55,967
Section 31 fees payable		71,127
Payables to affiliates		14,847
Deferred revenue		290
Total current liabilities		142,231
Unrecognized tax benefits		17,557
Stockholder's equity:		
Additional paid-in capital		10,024
Retained earnings		51,782
Total stockholder's equity		61,806
Total liabilities and stockholder's equity	$	221,594

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(In thousands)

Revenue:		
Transaction fees	$	599,100
Access and capacity fees		45,394
Market data fees		46,482
Regulatory fees		153,222
Other revenue		486
Total revenues		844,684
Cost of revenues:		
Liquidity payments		525,610
Routing and clearing		18,235
Section 31 fees		151,584
Total cost of revenues		695,429
Revenues less cost of revenues		149,255
Operating expenses:		
Compensation and benefits		61,151
Management fee		8,813
Technology support services		12,078
Professional fees and outside services		14,067
Travel and promotional expenses		5,975
Facilities costs		3,467
Other expenses		25
Total operating expenses		105,576
Operating income		43,679
Non-operating income:		
Interest income		50
Income before income tax provision		43,729
Income tax provision		13,337
Net income	$	30,392

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2024
(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ 10,024	$ 26,390	$ 36,414
Dividend to Parent	—	(5,000)	(5,000)
Net income	—	30,392	30,392
Balance at December 31, 2024	$ 10,024	$ 51,782	$ 61,806

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(In thousands)

Cash flows from operating activities:		
Net income	$	30,392
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(671)
Changes in assets and liabilities:		
Accounts receivable		(32,090)
Receivables from affiliates		(52,151)
Notes receivable, net		2,349
Other receivables		(12,743)
Accounts payable and accrued liabilities		14,629
Section 31 fees payable		53,141
Payables to affiliates		(826)
Deferred revenue		(24)
Unrecognized tax benefits		2,994
Net cash provided by operating activities		5,000
Cash flows used in financing activities:		
Dividend to Parent		(5,000)
Net cash used in financing activities		(5,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	5,872

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. (“the Company” or “EDGX”), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority (“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, Financial Instruments – Credit Losses. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation National Market System ("NMS") that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as

(In thousands, unless otherwise noted)

Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

Other Revenue

Other revenue includes order-to-trade ratio fees revenue. These fees are billed in accordance with the Company's published fees and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC's behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan

(In thousands, unless otherwise noted)

Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 ("Commitments and Contingencies") for more information. As of December 31, 2024, the long-term notes receivable, net balance was $30.7 million. In 2024, the Company reclassified $9.3 million of notes receivable to the current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT notes, and received $1.0 million in payments.

The following represents the changes in allowance for credit losses for the year ended December 31, 2024:

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Accounts payable	$ 46,848
Accrued liabilities	9,119
	$ 55,967

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 61,151
Management fee	8,813
Technology support services	11,279
Professional fees and outside services	6,918
Travel and promotional expenses	5,975
Facilities costs	3,467
	$ 97,603

(In thousands, unless otherwise noted)

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:		
Transaction fees	$	195
Access and capacity fees	$	250
	$	445
Cost of revenues:		
Routing and clearing fees	$	17,833
Section 31 fees	$	1,660
Liquidity payments	$	5
	$	19,498

(6) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of listed cash equity securities and listed equity options in the U.S. The Company earns revenue from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 27% of its total revenues from its largest two customers in 2024.

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023	Cash Additions	Revenue Recognition	Balance at December 31, 2024
Other, net (1)	$ 314	$ 301	$ (325)	$ 290
Total deferred revenue	$ 314	$ 301	$ (325)	$ 290

(1) Other, net deferred revenue represents cash received for unsatisfied performance obligations of liability classified contract liabilities that have yet to be recognized as revenue in the condensed consolidated statements of income, which include but are not limited to listing fees and membership fees.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	3,935
Allowance for credit losses		290
Investments		80
Subtotal		4,305
Valuation allowance		(80)
Total deferred tax assets	$	4,225

(In thousands, unless otherwise noted)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.1 million was recorded against gross deferred tax assets for certain investments as of December 31, 2024.

The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	8,501
State		5,507
Total current tax expense		14,008
Deferred income tax benefit		
Federal		(591)
State		(80)
Total deferred income tax benefit		(671)
Income tax provision	$	13,337

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	9,183	21.0 %
Increase (decrease) in income tax resulting from:			
State income taxes		1,968	4.5 %
Change in unrecognized tax benefits		2,315	5.3 %
Other		(129)	(0.3)%
Income tax provision	$	13,337	30.5 %

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at December 31, 2023	$	10,646
Gross increases on unrecognized tax benefits in current period		1,270
Gross increases on unrecognized tax benefits in prior period		3
Gross decreases on unrecognized tax benefits in prior period		(100)
Settlement with taxing authorities		(195)
Balance at December 31, 2024	$	11,624

As of December 31, 2024, the Company had $9.2 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $5.9 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $1.7 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2024 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(In thousands, unless otherwise noted)

(9) Commitments and Contingencies

Legal proceedings

As of December 31, 2024, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model (“CAT Funding Model”) for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association (“ASA”) and Citadel Securities, LLC (“Citadel”) filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit (“11th Circuit”). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs’ motion for a preliminary injunction and stay was denied. A dispositive-motion briefing schedule was established and briefing is scheduled to conclude in the

(In thousands, unless otherwise noted)

fourth quarter of 2025. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Equity Access Fees Cap Challenge

In December 2022, the SEC released four equity market structure proposals, including one concerning Regulation NMS Amendments: Tick Size, Access Fees, and Transparency. On October 8, 2024, the SEC promulgated Final Rules concerning Reg NMS to amend the minimum pricing increments for quoting certain NMS stocks, reduce access fee caps, and enhance the transparency of better priced orders ("Final Rules"). Among other things, the Final Rules reduce the access fee cap from $0.30 per 100 shares to $0.10 per 100 shares.

On October 30, 2024, the Parent's equities exchanges, BZX, BYX, EDGX, and EDGA (collectively, the "Cboe U.S. equity exchanges") and Nasdaq, Inc. filed a Petition for Review ("PFR") in the Court of Appeals for the D.C. Circuit appealing the Final Rules. On December 3, 2024, the Cboe U.S. equity exchanges and Nasdaq, Inc. filed a request with the SEC for a stay to delay the initial implementation date of the Final Rules, which was scheduled to occur in November 2025. On December 12, 2024, the SEC granted a stay of the challenged provision of the Final Rules until the litigation is resolved. The briefing on the merits concluded on April 7, 2025, and oral argument was held on May 15, 2025. The parties are waiting for a decision.

The Final Rules, amongst other things, are expected to reduce access fee caps to a level that may inhibit our ability to incentivize liquidity on the Cboe U.S. equity exchanges, thereby resulting in a reduction in transaction fee revenue, as well as limit our ability to differentiate our fee schedule and compete with other national securities exchanges and off-exchange venues, which may have a material impact on our business, financial condition, and operating results. The Company and the Cboe U.S. equity exchanges intend to litigate the matter vigorously.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 8 (“Income Taxes”).

(10) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, which is the date the financial statements were available to be issued.

There have been no subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2024.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe C2 Exchange, Inc. for the latest fiscal year ending December 31, 2024. Cboe C2 Exchange, Inc. has no consolidated subsidiaries.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2024

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents

KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2025

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2024
(in thousands, except share and per share amounts)

Assets	
Current assets:	
Accounts receivable	$ 11,882
Receivables from affiliates	69,238
Other receivables	5,964
Total current assets	87,084
Deferred income taxes, net	2,543
Notes receivable, net	12,549
Total assets	$ 102,176
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 6,539
Section 31 fees payable	2,568
Payables to affiliates	2,948
Deferred revenue	192
Total current liabilities	12,247
Unrecognized tax benefits	9,184
Stockholder's equity:	
Common stock, $0.01 par value: 1,000 shares authorized and outstanding	—
Additional paid-in capital	48,684
Retained earnings	32,061
Total stockholder's equity	80,745
Total liabilities and stockholder's equity	$ 102,176

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2024
(in thousands)

Revenues:		
Transaction fees	$	167,349
Access and capacity fees		29,853
Market data fees		3,558
Regulatory fees		8,187
Total revenues		208,947
Cost of revenues:		
Liquidity payments		117,496
Routing and clearing		3,846
Section 31 fees		5,614
Royalty fees		1,568
Total cost of revenues		128,524
Revenues less cost of revenues		80,423
Operating expenses:		
Compensation and benefits		14,753
Management fee		2,140
Technology support services		2,825
Professional fees and outside services		5,540
Travel and promotional expenses		1,233
Facilities costs		988
Total operating expenses		27,479
Operating income		52,944
Non-operating income:		
Interest income		50
Income before income tax provision		52,994
Income tax provision		15,575
Net income	$	37,419

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Changes in Stockholder’s Equity
Year ended December 31, 2024
(in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2023	$ —	$ 48,684	$ 24,642	$ 73,326
Dividend to Parent	—	—	(30,000)	(30,000)
Net income	—	—	37,419	37,419
Balance at December 31, 2024	$ —	$ 48,684	$ 32,061	$ 80,745

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2024
(in thousands)

Cash flows from operating activities:		
Net income	$	37,419
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(244)
Changes in assets and liabilities:		
Accounts receivable		1,950
Receivables from affiliates		(8,262)
Other receivables		(4,875)
Notes receivable, net		2,498
Accounts payable and accrued liabilities		(1,374)
Section 31 fees payable		1,498
Payables to affiliates		(350)
Deferred revenue		(507)
Unrecognized tax benefits		2,247
Net cash provided by operating activities		30,000
Cash flows used in financing activities:		
Dividend to Parent		(30,000)
Net cash used in financing activities		(30,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	13,809

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. (“the Company” or “C2”), a wholly-owned subsidiary of Cboe Global Markets, Inc. (“the Parent”), is a market for the trading of exclusive options on various market indices (“index options”), as well as on non-exclusive “multi-listed” options, such as options on the stocks of individual corporations (“equity options”) and options on other exchange-traded products (“ETP options”), such as exchange-traded funds (“ETF options”), exchange-traded notes (“ETN options”), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the Consolidated Audit Trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934 ("Rule 613"), and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Cboe U.S. national securities exchanges, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT.

(in thousands, unless otherwise noted)

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs.

Prior to September 3, 2024, the funding of the CAT was solely provided to CATLLC by the Plan Participants in exchange for promissory notes. However, pursuant to the CAT Funding Model, the Plan Participants submitted fee filings on behalf of CATLLC to recover a portion of historical CAT costs incurred prior to 2022, and those filings became effective as of October 1, 2024. CATLLC began remitting funds collected from CAT Executing Brokers of Buyers and Sellers to the Plan Participants in December 2024 to begin paying back a portion of the promissory notes issued by the Plan Participants to fund the CAT prior to January 1, 2022.

Additional CAT fees related to a portion of other historical CAT costs incurred between January 1, 2022 and July 15, 2024 are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones.

Pursuant to fee filings submitted by Plan Participants, as of September 3, 2024, CATLLC began assessing transaction-based fees to CAT Executing Brokers of Buyers and Sellers to cover a portion of prospective CAT costs. At the same time, CATLLC also began assessing a transaction-based fee to the respective Plan Participants for the same amount. To continue to fund CATLLC as it transitioned to collecting fees from Industry Members and Plan Participants to cover ongoing CAT costs in accordance with the CAT Funding Model, Plan Participants temporarily issued short-term notes to CATLLC to cover CAT costs that were payable by CATLLC until CATLLC collected sufficient proceeds from the fees to cover those costs. As of January 2025, CATLLC has fully repaid these short-term notes through funds collected form the fees assessed to CAT Executing Brokers and Plan Participants. CATLLC has also used the funds collected to pay CATLLC expenses and has retained excess funds as a reserve per the CAT Funding Model and budget. Moving forward, CATLLC plans for the Plan Participants to submit prospective fee filings on CATLLC's behalf every six months to update the transaction fee rates as necessary to cover prospective CAT costs. The last such filings were submitted in December 2024 and effected a rate change beginning January 2, 2025. The Company expects Plan Participants will no longer issue additional short-term notes to CATLLC to fund CAT given that CATLLC has begun imposing and collecting fees to cover CAT costs.

The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 ("Commitments and Contingencies") for more information. As of December 31, 2024, the notes receivable, net balance was $12.5 million. In 2024, the Company reclassified $3.5 million to current portion of notes receivable within other receivables within the statement of financial condition, related to the current portion of the CAT receivable, and received $0.1 million in payments.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2024.

	Balance at December 31, 2023	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2024
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. In addition, the Company enters into transactions with the Parent and affiliated subsidiaries of the Parent. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Compensation and benefits	$ 14,753
Management fee	2,140
Technology support services	2,772
Professional fees and outside services	1,675
Travel and promotional expenses	1,233
Facilities costs	882
	$ 23,455

The following table presents the Company's revenues and cost of revenues from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2024:

Revenues:	
Transaction fees	$ 2,685
Access and capacity fees	51
	$ 2,736
Cost of revenues:	
Routing and clearing fees	$ 3,846
Section 31 fees	10
	$ 3,856

(5) Segment Reporting

The Company operates as a single reportable segment as its sole function is to operate an electronic market for the trading of various option products in the U.S. The Company earns revenue

(in thousands, unless otherwise noted)

from transaction fees, access and capacity fees, market data fees, and regulatory fees. See Revenue Recognition in Note 2 ("Summary of Significant Accounting Policies") for more information. The business activities and operations are managed on an entity-wide basis.

The Parent Company's Chief Executive Officer is the chief operating decision maker ("CODM") of the Company. The CODM assesses performance for the segment and determines how to allocate resources based on net income, as presented in the statement of income. The CODM assesses performance in order to make operational decisions, such as reinvesting profits or making distributions to the Parent. The Company derived 27% of its total revenues from its largest two customers in 2024.

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2024:

Accounts payable	$	5,870
Accrued liabilities		669
	$	6,539

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2024:

	Balance at December 31, 2023		Cash Additions		Revenue Recognition		Balance at December 31, 2024	
Options Regulatory Fee (1)	$	699	$	—	$	(507)	$	192
Total deferred revenue	$	699	$	—	$	(507)	$	192

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(in thousands, unless otherwise noted)

(8) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2024:

Deferred tax assets:		
Unrecognized tax benefits	$	2,010
Allowance for credit losses		342
Investments		45
Property and equipment, net		191
Subtotal		2,588
Valuation allowance		(45)
Total deferred tax assets	$	2,543

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $45 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2024.
The income tax provision for the year ended December 31, 2024 consists of the following:

Current tax expense:		
Federal	$	10,186
State		5,633
Total current tax expense		15,819
Deferred income tax benefit:		
Federal		(252)
State		8
Total deferred income tax benefit		(244)
Income tax provision	$	15,575

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2024 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	11,129	21.0%
Increase (decrease) in income tax resulting from:			
State income taxes		2,735	5.1%
Change in unrecognized tax benefit		1,737	3.3%
Other		(26)	—%
Income tax provision and effective income tax rate	$	15,575	29.4%

(in thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at December 31, 2023	$	6,150
Gross increases on unrecognized tax benefits in current period		1,515
Gross increases on unrecognized tax benefits in prior period		2
Gross decreases on unrecognized tax benefits in prior period		(109)
Settlement with taxing authorities		(209)
Balance at December 31, 2024	$	7,349

As of December 31, 2024, the Company had $5.8 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate.

The Company had accrued interest and penalties of $1.8 million related to uncertain tax positions at December 31, 2024. Total interest and penalties increased by $0.7 million during the year ended December 31, 2024.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company’s open tax years are 2015 through 2024 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2024, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2024, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While

(in thousands, unless otherwise noted)

the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT Plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously funded by monies loaned to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("ASA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC ("Intervenors") filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule and merits briefing concluded in the second quarter of 2024.

On September 13, 2024, Citadel filed a motion to stay the CAT Funding Model Order and to enjoin the collection of certain CAT fees during the pendency of this litigation, which the 11th Circuit denied on November 27, 2024. Oral argument on the merits was held on February 3, 2025. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings on behalf of CATLLC may significantly delay efforts by CATLLC to continue collecting the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the challenge is without merit and intends to vigorously litigate the matter.

CAT Putative Class Action

A putative class action was filed on April 16, 2024 captioned Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC. Cboe and the Plan Participants are not parties to this litigation. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. Plaintiffs' motion for a preliminary injunction and stay was denied. On January 13, 2025, plaintiffs' motion for leave to file an amended complaint was granted. This challenge or any other challenge to the constitutionality of the CAT may delay CATLLC's assessment of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Citadel Petition for Review of SEC Temporary Conditional Exemptive Order

On July 17, 2024, Citadel filed a Petition for Review ("PFR") of the SEC's May 20, 2024 Order Granting A Temporary Conditional Exemption Pursuant to Section 36(a)(1) of the Securities

(in thousands, unless otherwise noted)

Exchange Act of 1934 ("Exchange Act") and Rule 608(e) of Regulation NMS Under the Exchange Act, Relating to the Reporting of Responses to Requests for Quotes and Other Solicitation Responses Provided in a Standard Electronic Format, as Required by Section 6.4(d) of the NMS Plan Governing the CAT ("CAT RFQ Exemptive Order") in the 11th Circuit. The PFR does not identify any requested relief. On August 1, 2024, the 11th Circuit granted Citadel's July 19, 2024 unopposed motion to stay the PFR until a decision is issued in the CAT Funding Model Order Litigation (described above), which is also before the 11th Circuit. On September 11, 2024, the 11th Circuit granted motions filed by the Cboe U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC to intervene on behalf of the SEC. This challenge or any other challenge to SEC Orders concerning the CAT may delay the CATLLC's implementation of CAT fees to recover a portion of CAT costs. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024 through June 12, 2025, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2024.

<u>Exhibit K</u>

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe C2 Exchange, Inc. is wholly owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe C2 Exchange, Inc., and acquired its interest in Cboe C2 Exchange, Inc. on June 15, 2010. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Akuna Securities LLC	9/15/2015	9/13/2024	9/13/2024	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Options USA LLC	NA	NA	NA	8/8/2023	8/8/2023	N/A	Member TPH	114 W. 7th. St Suite 1200 Austin, TX 78701	512-518-4036 x109	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
BEC Capital, LLC	8/15/2024	8/15/2024	8/15/2024	8/15/2024	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bernstein Institutional Services LLC	3/1/2024	3/1/2024	3/1/2024	3/1/2024	NA	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-823-2896	Public Customer Business
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	NA	NA	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
BTIG, LLC	11/28/2023	11/28/2023	11/28/2023	11/28/2023	NA	NA	Sponsored Participant	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Proprietary Trading
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Casey Securities LLC	NA	NA	NA	11/11/2021	6/24/2024	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street LLC	8/14/2024	8/14/2024	8/14/2024	8/14/2024	NA	NA	Sponsored Participant	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	12/10/2024	12/12/2024	Member TPH	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
CTC, LLC	3/15/2018	NA	NA	3/19/2024	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Curvature Securities LLC	8/9/2024	8/9/2024	8/9/2024	8/9/2024	NA	NA	Member TPH	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Curvature Securities LLC	4/21/2025	4/21/2025	4/21/2025	4/21/2025	NA	NA	Sponsored Participant	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth Institutional LLC	3/30/2022	3/30/2022	3/30/2022	3/30/2022	NA	NA	Member TPH	15 Exchange Place Suite 1110 Jersey City, NJ 11694	201-207-1200	Principal Facilitation/Clearing Services
DriveWealth, LLC	3/6/2025	3/6/2025	3/6/2025	3/6/2025	NA	NA	Member TPH	28 Liberty Street 50th Floor New York, NY 10005	332-215-6681	Proprietary Trading, Public Customer Business, Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	1/8/2025	1/8/2025	1/8/2025	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	NA	NA	NA	NA	8/30/2021	NA	Member TPH	216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamex Trading LLC	NA	NA	NA	NA	10/12/2023	NA	Member TPH	11 Broadway, Suite 360 New York, NY 10004	646-827-6074	Electronic Execution, Transact Business with the Public
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Erudite Trading LLC	1/7/2025	NA	NA	11/22/2024	11/2/2023	7/19/2024	Member TPH	800 Brickell Avenue Suite 200-201 Miami, FL 33131	786-957-7710	Proprietary Trading, Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Glendale Securities LLC	7/9/2024	7/9/2024	7/9/2024	7/9/2024	NA	NA	Member TPH	15233 Ventura Blvd, Suite 712 Sherman Oaks, CA 91403	818-907-1505	Market Maker, Proprietary Trading, Public, Customer Business
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading LLC	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	NA	NA	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
HAP Trading LLC	NA	NA	NA	NA	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC Chicago, LLC d/b/a IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/25/2023	NA	NA	NA	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Securities LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Intelligent Cross LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant	Soundview Plaza, Suite 700 R 1266 E. Main St. Stamford, CT 06905	212-621-9640	
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	1/23/2025	1/23/2025	1/23/2025	1/23/2025	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lakewood Trading LLC	4/22/2024	NA	NA	NA	NA	NA	Sponsored Participant	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	312-612-1041	Proprietary Trading
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	4/25/2025	4/25/2025	4/25/2025	4/25/2025	NA	NA	Sponsored Participant	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Latour Trading LLC	9/13/2024	9/13/2024	9/13/2024	9/13/2024	NA	NA	Sponsored Participant	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Lime Trading Corp.	4/15/2024	4/15/2024	4/15/2024	4/15/2024	NA	NA	Sponsored Participant	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	NA	Member TPH	353 N. Clark St., Suite 1750 Chicago, IL 60654	44 777 615 1645	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	NA	NA	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	9/11/2024	NA	NA	Member TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	NA	NA	NA	NA	Member TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	1/9/2025	1/9/2025	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Orbit Securities LP	12/12/2024	12/12/2024	12/12/2024	12/12/2024	NA	NA	Sponsored Participant	3909 Pappys Way Austin, TX 78730	312-485-1824	Proprietary Trading
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
ParX Trading LLC	10/1/2024	NA	NA	NA	NA	NA	Member TPH	675 W. 59th Street Suite 1010 New York, NY 10019	646-808-0390	Proprietary Trading Market Maker
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Point72 Asset Management LP	8/22/2024	8/22/2024	8/22/2024	8/22/2024	NA	NA	Sponsored Participant	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
Radix Trading LLC	NA	NA	NA	3/26/2025	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC Capital Markets, LLC	5/10/2024	5/10/2024	5/10/2024	5/10/2024	NA	NA	Sponsored Participant	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC CMA LLC	4/30/2024	4/30/2024	4/30/2024	4/30/2024	NA	NA	Sponsored Participant	200 Vesey Street New York, NY 10281	212-618-2506	
Redburn (USA) LLC	NA	NA	8/8/2024	NA	NA	NA	Member TPH	461 Fifth Avenue 15th Floor New York, NY 10017	212-803-7303	Introducing Broker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
SpiderRock EXS LLC	NA	NA	NA	NA	3/12/2024	NA	Member TPH	300 S. Riverside Plaza Suite 2350 Chicago, IL 60606	312-256-9618	Electronic Execution, Transact Business with the Public
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	9/4/2024	9/4/2024	9/4/2024	9/4/2024	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Summit Securities Group LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Sunrise Futures LLC	11/17/2023	NA	NA	NA	NA	NA	Sponsored Participant	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	773-457-8067	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
TD Securities (USA) LLC	11/22/2024	11/22/2024	11/22/2024	11/22/2024	NA	NA	Member TPH	One Vanderbilt Avenue New York, NY 10017	646-562-1074	Public Customer, Clearing Services, Firm Proprietary
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tower Principal Markets LLC	9/7/2023	9/7/2023	9/7/2023	9/7/2023	4/10/2024	5/28/2025	Member TPH	111 Coleman Blvd, Suite 404 Mount Pleasant, SC 29464	843-606-0603	Proprietary Trading, Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	8/1/2024	NA	Member TPH	67 35th Street, Suite #B450 Brooklyn, NY 11232	718-7409-4925	Electronic Execution; Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	NA	NA	NA	NA	11/5/2021	NA	Member TPH	100 Wall Street Suite 502 New York, NY 10005	646-568-2855	Clearing, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/2022	NA	Member TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velocity Clearing, LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading

<u>Exhibit N</u>

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Cboe C2 Exchange, Inc. does not list or trade any "listed equity securities," as such term is defined in Rule 600(b)(51) of Regulation NMS. The only securities listed and traded on Chicago Board Options Exchange, Inc. are "listed options" as such term is defined in Rule 600(b)(52) of Regulation NMS.